W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

8911 Capital of Texas Highway, North
Westech 360, Suite 3350
Austin, TX 78759-8497
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

RECEIVED
2007 JUL 20 P 12:-11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BEST AVAILABLE COPY

July 18, 2007

PROCESSED
JUL 25 2007
THOMSON FINANCIAL

SUPPL

Office of International Corporate Finance
Division of Corporation Finance, Room 3628
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CSR plc – Rule 12g3-2(b) Information

Ladies and Gentlemen:

On behalf of CSR plc, a public limited company incorporated under the laws of England and Wales (the "Company"), we are submitting the attached documents in connection with the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act. The Company's Commission file number as indicated on each of the attached documents is 82-34982. Attached as Annex A hereto is a list of the documents which are being provided herewith.

All of the information and documents being provided herewith are provided on behalf of the Company under Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits and protections of the U.S. legal system.

Would you please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided.

If you have any questions regarding the foregoing, please contact the undersigned at 512-338-5439.

07025437

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

J. Robert Suffoletta

JRS/jar
Enclosures
cc Brett Gladden, CSR plc

C:\NrPortbl\PALIB2\JRI\3902825_1.DOC

ANNEX A

1. Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e., as prescribed by the rules of the markets on which the securities are admitted to trading.

This includes all announcements and filings made under the rules of the ISE and the UKLA. This also includes all Companies Registration Office ("CRO") filings during the period, which are listed separately from the market filings.

ISE/UKLA Filings From March 1, 2007 through June 30, 2007

Date	Filing
03/01/2007	REG-CSR PLC Voting Rights and Capital
03/02/2007	REG-CSR PLC Holding(s) in Company
03/06/2007	REG-CSR PLC Holding(s) in Company
03/08/2007	REG-CSR PLC Director/PDMR Shareholding
03/09/2007	REG-CSR PLC Holding(s) in Company
03/09/2007	REG-CSR PLC Holding(s) in Company
03/09/2007	REG-CSR PLC Holding(s) in Company
03/14/2007	REG-CSR PLC Holding(s) in Company
03/14/2007	REG-CSR PLC Holding(s) in Company
03/19/2007	REG-CSR PLC Shareholder Notification
03/22/2007	REG-CSR PLC Annual Information Update
03/22/2007	REG-CSR PLC Annual Report and Accounts
03/30/2007	REG-CSR PLC Shareholder Notification
04/02/2007	REG-CSR PLC Board Change
04/05/2007	REG-CSR PLC Shareholder Notification
04/19/2007	REG-CSR PLC Patent Dispute Settled
04/24/2007	REG-CSR PLC Holding(s) in Company
04/26/2007	REG-CSR PLC Holding(s) in Company
04/27/2007	REG-CSR PLC Holding(s) in Company

Date	Filing
05/02/2007	REG-CSR PLC AGM Statement
05/02/2007	REG-CSR PLC Voting Rights and Capital
05/02/2007	REG-CSR PLC 1st Quarter Results
05/02/2007	REG-CSR PLC Holding(s) in Company
05/03/2007	REG-CSR PLC Holding(s) in Company
05/04/2007	REG-CSR PLC CSR Employee Benefit Trust
05/10/2007	REG-CSR PLC Holding(s) in Company
05/10/2007	REG-CSR PLC Holding(s) in Company
05/10/2007	REG-CSR PLC Holding(s) in Company
05/11/2007	REG-CSR PLC Director/PDMR Shareholding
05/21/2007	REG-CSR PLC Director/PDMR Shareholding
06/01/2007	REG-CSR PLC Total Voting Rights
06/04/2007	REG-CSR PLC Holding(s) in Company
06/07/2007	REG-CSR PLC Purchase of Share by Trust
06/08/2007	REG-CSR PLC Director/PDMR Shareholding
06/08/2007	REG-CSR PLC PDMR Option Grants
06/08/2007	REG-CSR PLC Holding(s) in Company
06/11/2007	REG-CSR PLC Holding(s) in Company
06/12/2007	REG-CSR PLC Holding(s) in Company
06/20/2007	REG-CSR PLC Shareholder Notification
06/20/2007	REG-CSR PLC Holding(s) in Company
06/26/2007	REG-CSR PLC Director/PDMR Shareholding
06/28/2007	REG-CSR PLC Holding(s) in Company
06/29/2007	REG-CSR PLC Total Voting Rights

Documents filed with the Registrar of Companies: 1 March 2007 to 30 June 2007

Document	Filing Date
Annual Report and Financial Statements 2006	12 June 2007
Form 88(2) Return of Allotment of Shares	27 June 2007
Form 88(2) Return of Allotment of Shares	27 June 2007
Form 88(2) Return of Allotment of Shares	25 June 2007
Form 88(2) Return of Allotment of Shares	21 June 2007
Form 88(2) Return of Allotment of Shares	21 June 2007
Group of Companies' Accounts made up to 31 December 2006	20 June 2007
Form 88(2) Return of Allotment of Shares	19 June 2007
Form 88(2) Return of Allotment of Shares	19 June 2007
Form 88(2) Return of Allotment of Shares	15 June 2007
Form 88(2) Return of Allotment of Shares	14 June 2007
Form 88(2) Return of Allotment of Shares	14 June 2007
Form 88(2) Return of Allotment of Shares	13 June 2007
Form 88(2) Return of Allotment of Shares	11 June 2007
Form 88(2) Return of Allotment of Shares	11 June 2007
Form 288a Appointment of Director	11 June 2007
Form 88(2) Return of Allotment of Shares	5 June 2007
Form 88(2) Return of Allotment of Shares	1 June 2007
Form 88(2) Return of Allotment of Shares	1 June 2007
Form 88(2) Return of Allotment of Shares	1 June 2007
Form 88(2) Return of Allotment of Shares	31 May 2007
Form 88(2) Return of Allotment of Shares	29 May 2007
Form 88(2) Return of Allotment of Shares	25 May 2007

Form 88(2) Return of Allotment of Shares	25 May 2007
Form 88(2) Return of Allotment of Shares	25 May 2007
Form 88(2) Return of Allotment of Shares	23 May 2007
Form 88(2) Return of Allotment of Shares	22 May 2007
Form 288b Director's Resignation	21 May 2007
Form 288b Director's Resignation	21 May 2007
Form 88(2) Return of Allotment of Shares	21 May 2007
Form 88(2) Return of Allotment of Shares	18 May 2007
Form 88(2) Return of Allotment of Shares	17 May 2007
Form 88(2) Return of Allotment of Shares	17 May 2007
Form 88(2) Return of Allotment of Shares	16 May 2007
Form 88(2) Return of Allotment of Shares	11 May 2007
Form 88(2) Return of Allotment of Shares	9 May 2007
Form 88(2) Return of Allotment of Shares	2 May 2007
Form 88(2) Return of Allotment of Shares	30 April 2007
Form 88(2) Return of Allotment of Shares	30 April 2007
Form 88(2) Return of Allotment of Shares	30 April 2007
Form 88(2) Return of Allotment of Shares	27 April 2007
Form 363s Return made up to 26 March 2007	18 May 2007
Form 88(2) Return of Allotment of Shares	27 April 2007
Form 88(2) Return of Allotment of Shares	27 April 2007
Form 88(2) Return of Allotment of Shares	23 April 2007
Form 88(2) Return of Allotment of Shares	21 April 2007
Form 88(2) Return of Allotment of Shares	21 April 2007
Form 88(2) Return of Allotment of Shares	21 April 2007
Form 88(2) Return of Allotment of Shares	21 April 2007

Form 88(2) Return of Allotment of Shares	17 April 2007
Form 88(2) Return of Allotment of Shares	13 April 2007
Form 88(2) Return of Allotment of Shares	13 April 2007
Form 88(2) Return of Allotment of Shares	10 April 2007
Form 88(2) Return of Allotment of Shares	3 April 2007
Form 88(2) Return of Allotment of Shares	29 March 2007
Form 88(2) Return of Allotment of Shares	29 March 2007
Form 88(2) Return of Allotment of Shares	28 March 2007
Form 88(2) Return of Allotment of Shares	28 March 2007
Form 88(2) Return of Allotment of Shares	24 March 2007
Form 88(2) Return of Allotment of Shares	22 March 2007
Form 88(2) Return of Allotment of Shares	20 March 2007
Form 88(2) Return of Allotment of Shares	16 March 2007
Form 88(2) Return of Allotment of Shares	16 March 2007
Form 88(2) Return of Allotment of Shares	14 March 2007
Form 88(2) Return of Allotment of Shares	14 March 2007
Form 88(2) Return of Allotment of Shares	13 March 2007
Form 88(2) Return of Allotment of Shares	11 March 2007
Form 88(2) Return of Allotment of Shares	11 March 2007
Form 88(2) Return of Allotment of Shares	11 March 2007
Form 88(2) Return of Allotment of Shares	11 March 2007
Form 88(2) Return of Allotment of Shares	10 March 2007
Form 88(2) Return of Allotment of Shares	10 March 2007
Form 88(2) Return of Allotment of Shares	2 March 2007
Form 363s Annual Return	19 April 2007
Form 288b Terminating Appointment	9 May 2007
Form 288b Terminating Appointment	9 May 2007

82-34982

RNS story

REG-CSR PLC Voting Rights and Capital Released: 01/03/2007

RNS Number:0901S
CSR PLC
01 March 2007

RECEIVED
2007 JUL 20 P 12:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CSR plc Voting Rights and Capital
28 February 2007

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 130,453,958 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 130,453,958.

There are no shares held in treasury.

The above figure (130,453,958) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVROKFKNFBKDCBB

82-34982

RNS story

REG-CSR PLC Holding(s) in Company Released: 02/03/2007

RNS Number:1890S
CSR PLC
02 March 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification as at 26 February 2007 from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Credit Suisse Securities (Europe) Limited and Credit Suisse International, being part of the Investment Banking Division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

3,952,076 ordinary shares (3.03%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUPUWUPMPUG

RNS story

REG-CSR PLC Holding(s) in Company Released: 06/03/2007

RNS Number:4203S
CSR PLC
06 March 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder named below has advised that, following a disposal of shares, they no longer have a notifiable interest.

Credit Suisse Securities (Europe) Limited and Credit Suisse International, being part of the Investment Banking Division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUGUWUPMGCQ

82-34982

RNS story

REG-CSR PLC Director/PDMR Shareholding Released: 08/03/2007

RNS Number:6150S
CSR PLC
08 March 2007

CSR plc
(the Company)

Dealing by Person Discharging Managerial Responsibility
Announcement of the exercise of options in
ordinary shares of the Company

The Company announces that Mr Graham Pink, Vice President R&D, on 5 March 2007 exercised options over 323,700 ordinary shares in the Company. The holding of Mr Pink and related parties in the Company after the exercise of the options is as shown below.

PDMR	Ordinary Shares acquired on exercise	Shareholding	Holding as a percentage of the issued share capital of the Company
Graham Pink	323,700	355,202	0.27%

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSSSFFIASWSEDD

82-34982

RNS story

REG-CSR PLC Holding(s) in Company Released: 09/03/2007

RNS Number:6334S
CSR PLC
09 March 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The disclosure arises as a result of consultation between the registered holder and the FSA in how under the new regulations their holding should be reported.

Prior to the implementation of the EU Transparency Directive, the shareholder aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules, the shareholder is now reporting the indirect holdings of FMR and FIL separately. A separate notification has been submitted for FIL which will be reported separately.

FMR Corp 7,218,551 ordinary shares (5.53%)

Ends

END
HOLUUUMGWUPMGMR

RNS story

REG-CSR PLC Holding(s) in Company Released: 09/03/2007

RNS Number:6348S
CSR PLC
09 March 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The disclosure arises as a result of consultation between the registered holder and the FSA in how under the new regulations their holding should be reported.

Prior to the implementation of the EU Transparency Directive, the shareholder aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules, the shareholder is now reporting the indirect holdings of FMR and FIL separately. A separate notification has been submitted for FMR which has been reported separately.

Fidelity International Limited (FIL) 6,574,919 ordinary shares (5.04%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUGPWUPMGMR

82-34982

RNS story

REG-CSR PLC Holding(s) in Company Released: 09/03/2007

RNS Number:6385S
CSR PLC
09 March 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules following a disposal of shares.

It should be noted that, prior to the implementation of the EU Transparency Directive, the shareholder aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules, the shareholder is now reporting the indirect holdings of FMR and FIL separately.

Fidelity International Limited (FIL) 6,233,219 ordinary shares (4.78%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUBCWUPMGMR

82-34982

RNS story

REG-CSR PLC Holding(s) in Company Released: 14/03/2007

RNS Number:9186S
CSR PLC
14 March 2007

14th March 2007

CSR plc

('CSR' or 'the Company')

Shareholder Notification

CSR plc has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Deutsche Bank AG and its subsidiaries

6,852,620 ordinary shares (5.24%)

Ends

END
HOLGUUBPWUPMUBC

RNS story

REG-CSR PLC Holding(s) in Company Released: 14/03/2007

RNS Number:9612S
CSR PLC
14 March 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules.

Prior to the implementation of the EU Transparency Directive, the shareholder aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules, the shareholder is now reporting the holdings of FMR and FIL separately. The following is the holding of FMR Corp following a disposal of shares in the Company.

FMR Corp 6,070,105 ordinary shares (4.64%)

Ends

END
HOLGUUGUWUPMGAC

RNS story

REG-CSR PLC Shareholder Notification Released: 19/03/2007

RNS Number:2211T
CSR PLC
19 March 2007

19 March 2007

CSR plc
('CSR' or 'the Company')

No longer a share holder:

Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder named below has advised that, following a disposal of shares, they no longer have a notifiable interest.

Deutsche Bank AG and its subsidiaries.

Ends

END
HOLUKASRBWROAAR

82-34982

RNS story

REG-CSR PLC Annual Report and Accounts Released: 22/03/2007

RNS Number:4972T
CSR PLC
22 March 2007

CSR plc
Release of Annual Report
for the 52 week period ending 29 December 2006

CSR plc has mailed to shareholders its annual report and financial statements for the 52 week period ended 29 December 2006, together with the Notice of Annual General Meeting to be held on Wednesay 2 May 2007 at Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 OWZ.

A copy of the annual report, the Notice of Annual General Meeting and the Form of Proxy has been submitted to the UK Listing Authority and is available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0)20 7066 1000

ENDS

END
ACSSEDFSESWSEID

RNS story

REG-CSR PLC Annual Information Update Released: 22/03/2007

RNS Number:5313T
CSR PLC
22 March 2007

22 March 2007

CSR PLC

ANNUAL INFORMATION UPDATE ("AIU") FOR THE 12 MONTHS UP TO 22 MARCH 2007

in compliance with
Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005
(SI No. 324 of 2005)

This AIU is required by and is being made pursuant to Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 and paragraph 5.2 of the Prospectus Rules and not for any other purpose and neither CSR plc, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained in this AIU (except as expressly set out). The information referred to below was up to date at the time it was published, but such disclosures may now be or may at any time become out of date due to changing circumstances and CSR plc does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the standards of disclosure in any other jurisdiction. Neither this AIU, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person. We are publishing this AIU via an RIS today and making it available in the Investor Relations section of our website (www.csr.com).

1. Regulatory announcements

The following UK regulatory announcements have been made by CSR plc via a Regulatory Information Service during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange's website at www.londonstockexchange.com and at the Company's website at www.csr.com.

Date of Publication	Regulatory Headline
19/03/2007	Shareholder Notification
14/03/2007	Holding(s) in Company
14/03/2007	Section 198
09/03/2007	Holding(s) in Company
09/03/2007	Holding(s) in Company
09/03/2007	Holding(s) in Company
08/03/2007	Director/PDMR Shareholding
06/03/2007	Holding(s) in Company
02/03/2007	Holding(s) in Company
01/03/2007	Voting Rights and Capital
28/02/2007	Grant of Share Options
28/02/2007	Share Option Awards
27/02/2007	Holding(s) in Company
27/02/2007	Holding(s) in Company
27/02/2007	Holding(s) in Company

22/02/2007	Holding(s) in Company
22/02/2007	Final Results
22/02/2007	Chairman Succession
15/02/2007	Holding(s) in Company
13/02/2007	Holding(s) in Company
31/01/2007	Capital notification
25/01/2007	Holding(s) in Company
24/01/2007	Holding(s) in Company
18/01/2007	Notice of Results
15/01/2007	Holding(s) in Company
15/01/2007	Acquisition
04/01/2007	Board Appointment
03/01/2007	Alleged Patent Infringement
21/12/2006	Voting Rights and Capital
18/12/2006	Holding(s) in Company
15/12/2006	Holding(s) in Company
12/12/2006	Holding(s) in Company
06/12/2006	Holding(s) in Company
22/11/2006	Holding(s) in Company
21/11/2006	Holding(s) in Company
15/11/2006	Holding(s) in Company
14/11/2006	Analyst and Investor Day
13/11/2006	Holding(s) in Company
13/11/2006	Holding(s) in Company
08/11/2006	3rd Quarter Results
23/10/2006	Section 198 Notice
12/10/2006	Holding(s) in Company
12/10/2006	Holding(s) in Company
12/10/2006	Holding(s) in Company
09/10/2006	Holding(s) in Company
03/10/2006	Holding(s) in Company
03/10/2006	Holding(s) in Company
25/09/2006	Director/PDMR Shareholding
22/09/2006	Holding(s) in Company
21/09/2006	Holding(s) in Company
21/09/2006	Holding(s) in Company
20/09/2006	Holding(s) in Company
18/09/2006	Trading Statement

04/09/2006	Share award & option grants
09/08/2006	Section 198
08/08/2006	Section 198 Notice
04/08/2006	Holding(s) in Company
02/08/2006	Holding(s) in Company
01/08/2006	Holding(s) in Company
28/07/2006	Holding(s) in Company
26/07/2006	Interim Results
21/07/2006	Holding(s) in Company
21/07/2006	Holding(s) in Company
14/07/2006	Holding(s) in Company
14/07/2006	Holding(s) in Company
11/07/2006	Holding(s) in Company
06/07/2006	Holding(s) in Company
04/07/2006	Holding(s) in Company
28/06/2006	Q2 Results: Announcement Date
27/06/2006	Holding(s) in Company
22/06/2006	Holding(s) in Company
16/06/2006	Holding(s) in Company
14/06/2006	Holding(s) in Company
12/06/2006	Holding(s) in Company
06/06/2006	Holding(s) in Company
02/06/2006	Award of Shares and Options
26/05/2006	Director/PDMR Shareholding
15/05/2006	Director/PDMR Shareholding
09/05/2006	Director/PDMR Shareholding
04/05/2006	Director/PDMR Shareholding
03/05/2006	Director/PDMR Shareholding
02/05/2006	AGM Statement
02/05/2006	1st Quarter Results
24/04/2006	Holding(s) in Company
24/04/2006	Holding(s) in Company
20/04/2006	Holding(s) in Company
13/04/2006	Notice of Q1 Results
10/04/2006	Holding(s) in Company
10/04/2006	Holding(s) in Company
05/04/2006	Annual Information Update
04/04/2006	Annual Report and Accounts

04/04/2006	Holding(s) in Company
04/04/2006	Holding(s) in Company
30/03/2006	Holding(s) in Company
24/03/2006	Holding(s) in Company
23/03/2006	Director/PDMR Shareholding
22/03/2006	Holding(s) in Company
21/03/2006	Holding(s) in Company
21/03/2006	Holding(s) in Company

2. Documents filed with the Registrar of Companies

The following documents have been filed by CSR plc with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from Companies House:

Companies House
Crown Way
Cardiff
CF14 3UZ
email: enquiries@companies-house.gov.uk

or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk).

Date of Filing	Document Type	Brief Description
20/03/2007	88(2)R	Return of allotment of shares
16/03/2007	88(2)R	Return of allotment of shares
16/03/2007	88(2)R	Return of allotment of shares
14/03/2007	88(2)R	Return of allotment of shares
14/03/2007	88(2)R	Return of allotment of shares
13/03/2007	88(2)R	Return of allotment of shares
11/03/2007	88(2)R	Return of allotment of shares
11/03/2007	88(2)R	Return of allotment of shares
11/03/2007	88(2)R	Return of allotment of shares
11/03/2007	88(2)R	Return of allotment of shares
10/03/2007	88(2)R	Return of allotment of shares
10/03/2007	88(2)R	Return of allotment of shares
02/03/2007	88(2)R	Return of allotment of shares
28/02/2007	88(2)R	Return of allotment of shares
28/02/2007	88(2)R	Return of allotment of shares
18/02/2007	88(2)R	Return of allotment of shares
14/02/2007	88(2)R	Return of allotment of shares
13/02/2007	88(2)R	Return of allotment of shares
10/02/2007	88(2)R	Return of allotment of shares
07/02/2007	88(2)R	Return of allotment of shares
05/02/2007	88(2)R	Return of allotment of shares

05/02/2007	88(2)R	Return of allotment of shares
29/01/2007	88(2)R	Return of allotment of shares
27/01/2007	88(2)R	Return of allotment of shares
26/01/2007	88(2)R	Return of allotment of shares
24/01/2007	88(2)R	Return of allotment of shares
24/01/2007	88(2)R	Return of allotment of shares
21/01/2007	88(2)R	Return of allotment of shares
20/01/2007	88(2)R	Return of allotment of shares
18/01/2007	288A	Appointment of director
12/01/2007	88(2)R	Return of allotment of shares
02/01/2007	88(2)R	Return of allotment of shares
19/12/2006	88(2)R	Return of allotment of shares
12/12/2006	88(2)R	Return of allotment of shares
08/12/2006	88(2)R	Return of allotment of shares
06/12/2006	88(2)R	Return of allotment of shares
06/12/2006	88(2)R	Return of allotment of shares
17/11/2006	88(2)R	Return of allotment of shares
11/11/2006	88(2)R	Return of allotment of shares
10/11/2006	88(2)R	Return of allotment of shares
07/11/2006	88(2)R	Return of allotment of shares
02/11/2006	88(2)R	Return of allotment of shares
30/10/2006	88(2)R	Return of allotment of shares
30/10/2006	88(2)R	Return of allotment of shares
30/10/2006	88(2)R	Return of allotment of shares
03/10/2006	88(2)R	Return of allotment of shares
02/10/2006	88(2)R	Return of allotment of shares
29/09/2006	88(2)R	Return of allotment of shares
19/09/2006	88(2)R	Return of allotment of shares
14/09/2006	88(2)R	Return of allotment of shares
13/09/2006	88(2)R	Return of allotment of shares
13/09/2006	88(2)R	Return of allotment of shares
13/09/2006	88(2)R	Return of allotment of shares
12/09/2006	88(2)R	Return of allotment of shares
06/09/2006	88(2)R	Return of allotment of shares
06/09/2006	88(2)R	Return of allotment of shares
23/08/2006	88(2)R	Return of allotment of shares
17/08/2006	88(2)R	Return of allotment of shares
15/08/2006	88(2)R	Return of allotment of shares

15/08/2006	88(2)R	Return of allotment of shares
14/08/2006	88(2)R	Return of allotment of shares
24/07/2006	88(2)R	Return of allotment of shares
18/07/2006	88(2)R	Return of allotment of shares
17/07/2006	88(2)R	Return of allotment of shares
11/07/2006	88(2)R	Return of allotment of shares
05/07/2006	88(2)R	Return of allotment of shares
05/07/2006	88(2)R	Return of allotment of shares
04/07/2006	88(2)R	Return of allotment of shares
30/06/2006	88(2)R	Return of allotment of shares
26/06/2006	88(2)R	Return of allotment of shares
21/06/2006	88(2)R	Return of allotment of shares
19/06/2006	88(2)R	Return of allotment of shares
19/06/2006	88(2)R	Return of allotment of shares
19/06/2006	88(2)R	Return of allotment of shares
16/06/2006	88(2)R	Return of allotment of shares
15/06/2006	88(2)R	Return of allotment of shares
15/06/2006	88(2)R	Return of allotment of shares
15/06/2006	88(2)R	Return of allotment of shares
07/06/2006	88(2)R	Return of allotment of shares
07/06/2006	AA	Group Accounts - made up to 30/12/05
02/06/2006	88(2)R	Return of allotment of shares
02/06/2006	88(2)R	Return of allotment of shares
02/06/2006	88(2)R	Return of allotment of shares
02/06/2006	88(2)R	Return of allotment of shares
02/06/2006	88(2)R	Return of allotment of shares
02/06/2006	88(2)R	Return of allotment of shares
02/06/2006	88(2)R	Return of allotment of shares
31/05/2006	88(2)R	Return of allotment of shares
24/05/2006	88(2)R	Return of allotment of shares
24/05/2006	88(2)R	Return of allotment of shares
24/05/2006	88(2)R	Return of allotment of shares
16/05/2006	88(2)R	Return of allotment of shares
16/05/2006	88(2)R	Return of allotment of shares
16/05/2006	88(2)R	Return of allotment of shares
12/05/2006	88(2)R	Return of allotment of shares
12/05/2006	88(2)R	Return of allotment of shares
09/05/2006	363S	Return made up to 26/03/06; Full list of Members;

		Director's particulars changed
08/05/2006	88(2)R	Return of allotment of shares
08/05/2006	88(2)R	Return of allotment of shares
08/05/2006	88(2)R	Return of allotment of shares
04/05/2006	88(2)R	Return of allotment of shares
02/05/2006	288C	Director's particulars changed
02/05/2006	88(2)R	Return of allotment of shares
02/05/2006	88(2)R	Return of allotment of shares
26/04/2006	88(2)R	Return of allotment of shares
26/04/2006	88(2)R	Return of allotment of shares
26/04/2006	88(2)R	Return of allotment of shares
26/04/2006	88(2)R	Return of allotment of shares
26/04/2006	88(2)R	Return of allotment of shares
26/04/2006	88(2)R	Return of allotment of shares
26/04/2006	88(2)R	Return of allotment of shares
26/04/2006	88(2)R	Return of allotment of shares
13/04/2006	88(2)R	Return of allotment of shares
13/04/2006	88(2)R	Return of allotment of shares
13/04/2006	88(2)R	Return of allotment of shares
10/04/2006	88(2)R	Return of allotment of shares
10/04/2006	88(2)R	Return of allotment of shares
31/03/2006	88(2)R	Return of allotment of shares
31/03/2006	88(2)R	Return of allotment of shares
24/03/2006	288B	Resignation of Director
23/03/2006	88(2)R	Return of allotment of shares

3. Documents sent to shareholders or filed with the UK Listing Authority's Document Viewing Facility

The following documents have been sent by CSR plc to its shareholders or filed by CSR plc with the Financial Services Authority during the previous 12 months. Copies of these documents may be obtained from the Company Secretary at CSR plc's Registered Office at:

Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Date of posting	Brief Description
21/03/2007	Annual Report and AGM Notice
04/08/2006	Interim Report
03/04/2006	Annual Report and AGM Accounts

4. SEC Filings

CSR plc also filed hard copy information with the SEC in connection with an application for and maintenance of an exemption pursuant to rule 12g3-2b of the

Securities Exchange Act 1934. The dates of these filings can be obtained by visiting the SEC's website at www.sec.gov. Paper copies can be requested from the SEC.

END
AIUOKBKNQBKDCNB

RNS story

REG-CSR PLC Shareholder Notification Released: 30/03/2007

RNS Number:0775U
CSR PLC
30 March 2007

Change in holding:

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc. and its subsidiaries 13,409,456 ordinary shares (10.25%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLURRARBWROOAR

82-34982

RNS story

REG-CSR PLC Board Change Released: 02/04/2007

RNS Number:2296U
CSR PLC
02 April 2007

2 April 2007

CSR plc
('CSR' or 'The Company')

Board Change

The Board of CSR announces that Mr Glenn Collinson, Executive Vice President with responsibility for one of the Company's business units and member of the Board of Directors, has decided to retire from the Company and the Board at the next Annual General Meeting on 2 May 2007. Therefore, Mr Collinson will not stand for re-election as a Director at the Annual General Meeting.

John Whybrow, Chairman, said:

"On behalf of the Board I would like to extend our thanks to Glenn for his contribution to the success of CSR. His tireless commitment and enthusiasm has been a major factor in the creation and development of CSR into a world player in the technology sector."

Commenting, Glenn Collinson said:

"It has been an exhilarating experience helping build CSR and one I have been totally committed to. Now that the Company is fully established and growing vibrantly, I want to spend more time with my young family. I am proud to have been part of this great success story and leave confident that CSR will continue to flourish."

Enquiries:

Investors

Andrew Farmer
IR Director, CSR
+44 1223 692 000

Paul Goodridge
Finance Director, CSR
+44 1223 692 000

Media

Tom Buchanan/ Chris Blundell
Brunswick
+44 207 404 5959

About CSR

CSR is the leading global provider of personal connectivity, wireless technology with a product portfolio covering Bluetooth, FM receivers and WiFi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms that incorporate fully integrated radio, baseband and microcontroller elements.

CSR has already launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. Outside of Bluetooth, CSR has also developed UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with

industry leaders including Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba using BlueCore devices in their range of Bluetooth products.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

END
BOAEADLAEAAXEFE

82-34982

RNS story

REG-CSR PLC Shareholder Notification Released: 05/04/2007

RNS Number:5017U
CSR PLC
05 April 2007

5 April 2007

Change in holding:

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc. and its subsidiaries

14,480,511 ordinary shares (11.06%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUVOARBBRSRAR

82-34982

RNS story

REG-CSR PLC Patent Dispute Settled Released: 19/04/2007

RNS Number:1334V
CSR PLC
19 April 2007

19 April 2007

CSR plc patent dispute settled

CSR plc has reached agreement with Washington Research Foundation (WRF) to settle the patent infringement suit regarding the use of Bluetooth chips issued against twelve of CSR's customers.

CSR remains of the view that WRF's patent infringement suit against its Bluetooth chips is without merit. Notwithstanding this, CSR believes that an early resolution of this infringement claim is in both its own and its customers' best interests. CSR will pay WRF $15 million.

CSR has obtained from WRF an undertaking not to sue CSR, its suppliers, customers or end users for alleged infringement by CSR products of the patents asserted in the suit.

Enquiries:

Investors

Andrew Farmer
IR Director, CSR
+44 1223 692 000

Paul Goodridge
Finance Director, CSR
+44 1223 692 000

Media

Tom Buchanan/ Chris Blundell
Brunswick
+44 207 404 5959

About CSR

CSR is the leading global provider of personal connectivity, wireless technology with a product portfolio covering Bluetooth, FM receivers and WiFi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms that incorporate fully integrated radio, baseband and microcontroller elements.

CSR has already launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. Outside of Bluetooth, CSR has also developed UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba using BlueCore devices in their range of Bluetooth products.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

END
MSCEANLPFDDXEFE

RNS story

REG-CSR PLC Holding(s) in Company Released: 24/04/2007

RNS Number:4213V
CSR PLC
24 April 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder named below has advised that the shares held by them in the Company in which they have voting rights are as follows:

Deutsche Bank AG and its subsidiaries

6,645,912 ordinary shares (5.08%)

Ends

END
HOLPUURACUPMGPC

RNS story

REG-CSR PLC Holding(s) in Company Released: 26/04/2007

RNS Number:5713V
CSR PLC
26 April 2007

CSR plc

Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Deutsche Bank AG and its subsidiaries

7,887,145 ordinary shares (6.02%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLPUUMCCUPMGGQ

82-34982

RNS story

REG-CSR PLC Holding(s) in Company Released: 27/04/2007

RNS Number:7073V
CSR PLC
27 April 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Deutsche Bank AG and its subsidiaries

7,189,743 ordinary shares (5.52%)

Ends

END
HOLPUUGPCUPMGMM

82-34982

RNS story

REG-CSR PLC AGM Statement Released: 02/05/2007

RNS Number:9670V
CSR PLC
02 May 2007

RECEIVED

2007 JUL 20 P 12:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 May 2007

CSR plc

ANNUAL GENERAL MEETING

CSR plc (LSE:CSR), announces the passing of the resolutions proposed at its Annual General Meeting held at Noon on Wednesday 2 May 2007 as detailed below.

The shareholders votes in favour, against and abstentions in respect of each resolution as a proportion of the total votes cast are shown below.

	Ordinary Resolutions	Votes Cast in favour as a percentage of total votes cast	Votes Cast against as a percentage of total votes cast	Abstentions as a percentage of total votes cast
1	To receive the financial statements and the reports of the directors and auditors	99.02	0	0.98
2	To approve the remuneration report for the twelve month period ended 29 December 2006	88.94	1.78	9.28
3	To elect as a director Mr Sergio Giacoletto	99.11	0.50	0.39
4	To re-elect as a director Mr Ron Mackintosh	99.11	0.50	0.39
5	To re-elect as a director Mr Glenn Collinson	RESOLUTION WITHDRAWN	See RNS ref 2296u 2 April 2007	
6	To re-appoint Deloitte & Touche as auditors and authorise the directors to determine their remuneration	99.12	0.49	0.39
7	To authorise the Company and its subsidiary Cambridge Silicon Radio Limited, to make political donations	98.84	0.57	0.59
8	To grant to the directors authority under S 80 of the Companies Act 1985	91.12	8.31	0.57
	Special Resolutions			
9	To disapply S89(1) of the Companies Act 1985	99.43	0.01	0.56
10	To grant to the Company authority to purchase its own shares under S 166 of the Companies Act 1985	99.29	0.32	0.39

Enquiries

Finance Director/IR Director, CSR plc Brunswick, Fiona Laffan

+ 44 1223 692000 +44 207 404 5959

ENDS

END
AGMATMTTMMIMBRR

82-34982

RNS story

REG-CSR PLC Voting Rights and Capital Released: 02/05/2007

RECEIVED

2007 JUL 20 P 12:45

RNS Number:9233V
CSR PLC
02 May 2007

CSR plc Voting Rights and Capital
1 May 2007

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 130,939,229 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 130,939,229.

There are no shares held in treasury.

The above figure (130,939,229) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVROKDKPCBKDOPK

82-34982

RNS story

REG-CSR PLC 1st Quarter Results Released: 02/05/2007

RNS Number:9214V
CSR PLC
02 May 2007

2 May, 2007

CSR PLC
UNAUDITED RESULTS FOR THE QUARTER ENDED 30 MARCH 2007

STRONG RESULTS AND CASH FLOW, INCREASED INVESTMENT IN R&D

CSR plc (LSE: CSR), the wireless solutions provider and the leader in Bluetooth technology, today announces its unaudited financial results for the quarter ended 30 March 2007.

Financial Highlights

- Revenue: $160.1m (Q1 2006: $134.9m)
- Gross margin: 45.1% (Q1 2006: 47.3%)
- R&D expenditure (excluding amortisation of acquired intangible assets): $33.2m (Q1 2006: $22.4m)
- SG&A expenditure (excluding the patent dispute settlement): $18.5m (Q1 2006: $16.5m)
- Underlying operating profit*: $20.4m (Q1 2006: $24.8m)
- Underlying operating margin*: 12.8% (Q1 2006: 18.4%)
- Underlying diluted earnings per share*: $0.11 (Q1 2006: $0.14)
- Operating profit: $3.9m (Q1 2006: $24.3m)
- Profit before tax: $4.6m (Q1 2006: $25.8m)
- Diluted earnings per share: $0.02 (Q1 2006: $0.14)
- Net cash inflow from operating activities: $57.7m (Q1 2006: outflow $9.0m)

Note*: Excluding the $15.0m patent dispute settlement and $1.5m amortisation of acquired intangible assets

First Quarter 2007 Operational Highlights

- Design win momentum strong across all applications
- Important Nokia and Samsung handset design wins in both GSM and CDMA
- BlueCore5 MM and BlueVox QFN (low cost headset) now in volume production
- GPS technology acquisitions: product offering well received by customers

Outlook

CSR has had a good start to the year with first quarter seasonality being less pronounced than in prior years.

Strong customer demand, supported by bookings, gives us the expectation of $195 million to $220 million of revenue in Q2 2007. With expectations of growing mobile phone attach rates and continued Bluetooth growth beyond the mobile phone market, CSR remains on track to meet its expectations for the full year.

Commenting on the results, John Scarisbrick, CEO said:

"CSR has made a good start to the year as we retain and build upon our position as the unequivocal Bluetooth market leader. Net operating cash flow remains very strong, inventory has returned to normal levels and we have increased our rate of investment in research and development to ensure we continue to capitalise on the growing market for wireless applications.

The outlook for 2007 remains positive. We expect mobile handset attach rates to grow to 40% - 50% this year. The market beyond the mobile phone, which now accounts for over 50% of our revenues, will continue to grow. This, together with our first quarter results and forward bookings to date, places CSR on track to meet its expectations for the full year".

Enquiries:

Investors

Paul Goodridge
Finance Director, CSR
+44 1223 692 000

Andrew Farmer
IR Director, CSR
+44 1223 692 000

Media

Tom Buchanan/ Chris Blundell
Brunswick
+44 207 404 5959

A conference call for analysts and investors will be held at 08.00 UK time today. To access this call dial +44 (0) 1452 561 263, password: CSR. The call will be available later today for replay on +44 (0) 1452 55 00 00; Passcode: 7391066#.

A recording of the analyst and investor call will also be available on the investor relations pages of the CSR website (www.csr.com) for six months.

Operating Review

Marketplace

In 2006, the Bluetooth market grew to over half a billion units from around 320 million units in 2005. CSR expects continued strong development of the Bluetooth market in 2007.

Bluetooth is increasingly being incorporated into applications beyond the traditional cellular segment including PCs, gaming, music and automotive.

Mobile phones

CSR continues to expect that the attach rate for Bluetooth in mobile phones will increase to between 40% and 50% in 2007, up from over 35% in 2006. CSR also expects that 2007 will see increased incorporation of Bluetooth into higher volume, lower end handsets.

CSR once again performed strongly with top tier OEMs (Original Equipment Manufacturers) in the higher volume GSM (Global System for Mobile Communications) handsets. Notable GSM design wins for CSR included the Nokia N95, Nokia 6300 and Samsung's GSM flagship SGH-U600 handset (the SGH-U900 replacement). CSR was also selected for four CDMA Samsung handsets based on the Qualcomm 6000 chipset.

CSR's BlueCore5 FM, our integrated single chip Bluetooth with a high performance FM stereo tuner, is a competitively superior product offering and it continues to generate significant design-in activity with multiple phone OEMs. BlueCore5 FM will start shipping in volume in H2 2007.

Design activity has continued to be strong for UniVOX Mobile, our Voice over Internet Protocol (VoIP) product, based on our UniFi WiFi chip.

We continue to enjoy a strong position in the mobile handset sector and for the full year expect to see revenue growth, despite ASP declines in this segment around the upper end of the annual 15% to 20% range.

Headsets

Our design win record in the headset business continued to be very strong in Q1 2007. CSR enjoys an undisputed leadership position across all segments of the headset market. Only CSR has mature product offerings which address the demanding customer requirements of each segment of the headset market, from very high-end headsets with full feature functionality to low cost headsets with lower functionality.

At the low-end, we recently launched a reference design for low-cost headsets with an eBOM (electronic bill of materials) of less than $6. Design activity has been encouraging with more than 25 customers adopting CSR's reference design. Customers range from Tier 1 branded headset OEMs to operator white-label branded headsets manufactured by Chinese OEM's. BlueVox QFN, our low cost headset chip, has now entered volume production, CSR continues to expect the first of these low cost headsets to be available in shops in Q2 2007.

At the high-end, BlueCore5 MultiMedia, our fifth generation headset chip, is now shipping in volume and has the lowest power consumption in the industry. Our open standard eXtension Partner Programme continues to attract innovative third party companies who specialise in writing DSP (Digital Signal Processor) software which further differentiates CSR from the competition. CSR's eXtension network partners already provide echo cancellation, noise cancellation and text to speech software which is embedded on CSR's 24-bit programmable DSP.

With the continued rise in the number of mobile phones designed to support Bluetooth stereo audio streaming, consumer adoption of stereo headsets is increasing. In addition, new applications for stereo headsets such as with Bluetooth MP3 players, PCs and gaming consoles, are driving stereo headset demand. Notable design wins in Q1 2007 included the innovative Motorola S9 headset.

Consumer, Automotive and PC
CSR continues to be the wireless connectivity provider of choice in the non-cellular segment, achieving the majority of all product qualifications in Q1 2007.

In the automotive segment, following tougher penalties for people who drive while using a mobile phone in the UK, strong demand has been seen for after-market hands-free car kits. CSR continues to win the majority of all automotive qualifications.

In the music segment, CSR is established as the technology provider of choice in the growing MP3 market with CSR working alongside the majority of the major MP3 reference design providers, including PortalPlayer, to stimulate the adoption of Bluetooth in MP3 players. Design activity in the music segment remains strong with many new applications for Bluetooth in development including MP3s and the streaming of stereo music from HiFi devices to personal media players (PMPs).

CSR was once again designed into the majority of PC laptops in Q1 2007.

CSR's non-cellular businesses is expected to provide an increasing proportion of revenue growth in 2007 and beyond.

GPS
CSR acquired NordNav Technologies AB and Cambridge Positioning Systems Ltd in January 2007. These acquisitions will enable us to deliver software-based high performance GPS (Global Positioning System) suitable for mass-market mobile handsets, PNDs (Personal Navigation Devices), PCs and other portable devices for an incremental cost of less than $1 of the overall bill of materials when used with CSR's Bluetooth.

Our GPS product offering has been well received by customers.

Product Qualification Summary
The Bluetooth SIG (Special Interest Group) has changed the basis on which it reports the supplier of Bluetooth for Bluetooth product qualifications, so it is no longer possible for CSR to provide independently verifiable design win market share data at present.

In Q1 2007, CSR continued to achieve significant design-wins across all Bluetooth applications. In the mobile phone segment, notable design-wins included a number of high-end phones from Nokia, the Samsung SGH-U600 GSM phone and four Samsung CDMA phones. In the headset segment, notable design wins included the Motorola S9 stereo headset.

People
Headcount has increased by 46 (Q4 2006: 19) to 969 at the end of Q1 2007 from 923 at the end of Q4 2006. Of these, the acquisition of NordNav Technologies AB and Cambridge Positioning Systems Limited added 37 new employees, predominantly engineers based in Cambridge, UK and Sweden.

In reaction to prevailing market conditions, recruitment was moderated in Q4 2006 and Q1 2007. With the trading environment now more positive, to support CSR's continued business growth, we expect to increase headcount in 2007.

Patent Dispute Settled
As previously announced, CSR has reached agreement with Washington Research Foundation (WRF) to settle the patent infringement suit regarding the use of Bluetooth chips issued against twelve of CSR's customers.

Although CSR maintain's the view that WRF's patent infringement suit against its Bluetooth chips was without merit, we took the view that an early resolution of

the suit was in both our own and our customers' best interests. We have paid WRF $15.0 million in return for an undertaking from WRF not to sue CSR, its suppliers, customers or end users for alleged infringement by CSR products of the patents asserted in the suit.

Outlook
CSR has had a good start to the year with first quarter seasonality being less pronounced than in prior years.

Strong customer demand, supported by bookings, gives us the expectation of $195 million to $220 million of revenue in Q2 2007. With expectations of growing mobile phone attach rates and continued Bluetooth growth beyond the mobile phone market, CSR remains on track to meet its expectations for the full year.

Financial Review

First Quarter ended 30 March 2007

Revenue
Revenue for Q1 2007 amounted to $160.1 million, representing an 8% decrease from the seasonally stronger fourth quarter (Q4 2006: $173.3 million), and a 19% increase over Q1 2006 revenue of $134.9 million.

In common with prior years, revenue from handsets and non-cellular applications were lower in the first quarter than in the fourth quarter, reflecting the established seasonal impact of lower levels of business between Christmas and Chinese New Year. Headset revenue however increased in the first quarter over the fourth quarter and this reflected the lower levels of inventory in the supply chain after lower than expected headset shipments in H2 2006.

Revenue from CSR's top five customers in the quarter represented 65% of total revenue (Q4 2006: 58%, Q1 2006: 62%) with the largest customer representing 31% of total revenue (Q4 2006: 29%, Q1 2006: 27%).

In 2007, CSR continues to expect ASP's in the high volume mobile phone segment to decline at the high end of the average 15% to 20% per year. Despite this increased price pressure, we expect the blended ASP reduction across all applications to be around the low end of this range.

Gross Profit
Gross profit for the quarter was $72.1 million compared to $80.4 million in Q4 2006 (Q1 2006: $63.8 million). Gross margin was 45.1% of revenue, down from 46.4% in Q4 2006 (Q1 2006: 47.3%) largely as a result of the high proportion of inventory shipped in Q1 2007 which was built in anticipation of higher customer demand in H2 2006 at higher cost. Gross margin expectations for 2007 remain around the upper end of CSR's long term model of 42% to 45%.

Operating Expenses
Underlying operating expenses (excluding the patent dispute settlement and amortisation of acquired intangible assets) were $51.7 million for Q1 2007 compared to $48.1 million in Q4 2006, an increase of 7% (Q1 2006: $39.0 million). Operating expenses were $68.2 million for Q1 2007 compared to $48.6 million in Q4 2006 (Q1 2006: $39.5 million).

Research and development (R&D) expenditure (excluding the amortisation of acquired intangible assets) was $33.2 million in Q1 2007 compared to $29.7 million in Q4 2006, an increase of 12% predominantly due to costs related to acquired GPS technology and higher pre-production engineering costs (Q1 2006: $22.4 million).

Selling, general and administrative (SG&A) expenses (excluding the patent dispute settlement) were $18.5 million for Q1 2007 compared to $18.4 million in Q4 2006, an increase of 1% (Q1 2006: $16.5 million).

Share based payment charges, recorded under IFRS 2, were $2.2 million for Q1 2007 representing a decrease of $0.2 million when compared to Q4 2006.

Operating Profit
Underlying operating profit for Q1 2007 (excluding the patent dispute settlement and amortisation of acquired intangible assets) was $20.4 million compared to $32.4 million in Q4 2006 (Q1 2006: $24.8 million). Operating profit for Q1 2007 was $3.9 million compared to $31.8 million in Q4 2006 (Q1 2006: $24.3 million).

Underlying operating margin was 12.8% compared to 18.7% in Q4 2006 (Q1 2006: 18.4%). Operating margin was 2.4% in Q1 2007 compared to 18.4% in Q4 2006 (Q1 2006: 18.0%).

Earnings and Taxation
For Q1 2007 profit before taxation was $4.6 million compared to $33.1 million for Q4 2006 (Q1 2006: $25.8 million).

Included within finance costs in Q1 2007 was $0.4 million related to the unwinding of the discount applied to the contingent deferred consideration for the acquisition of NordNav Technologies AB.

The effective tax rate for Q1 2007 is 28%. This is below the statutory rate of 30% principally due to the availability of enhanced tax relief on UK R&D expenditure.

CSR expects an effective tax rate of in the region of 26.5% for 2008, provided the proposals in the Chancellor's recent budget are enacted.

Underlying diluted earnings per share for Q1 2007 (excluding the patent dispute settlement and amortisation of acquired intangible assets) were $0.11 per share compared to $0.18 per share for Q4 2006 (Q1 2006: $0.14).

Diluted earnings per share for Q1 2007 were $0.02 compared to $0.18 in Q4 2006 (Q1 2006: $0.14).

Balance Sheet and Cash Flow
The aggregate of cash and cash equivalents and treasury deposits was $124.2 million at 30 March 2007, compared to $147.5 million at 29 December 2006 and $111.8 million at 31 March 2006.

Net cash inflow from operating activities was $57.7 million in Q1 2007 compared to an outflow of $5.5 million in Q4 2006 and an outflow of $9.0 million in Q1 2006. Cash outflow on capital expenditure was $9.1 million in Q1 2007. The improvement in the net operating cash flow was due to a significant decrease in the level of working capital.

Closing inventory was $78.7 million at 30 March 2007 compared to $106.5 million at 29 December 2006 and $74.1 million at 31 March 2006. Inventory levels which were built in anticipation of higher customer demand in H2 2006, have been managed down from 15 weeks of historic cost of sales at 29 December 2006 to 12 weeks at 30 March 2007. CSR expects to manage inventory at between 10 and 13 weeks in the longer term.

Accounts receivable decreased to $78.7 million at 30 March 2007 from $87.2 million at 29 December 2006 reflecting the lower levels of revenue and an improvement in days sales outstanding to 42 days compared to 45 days at 29 December 2006.

Cash outflow on acquisitions in the quarter was a total of $74.3 million from the acquisitions of NordNav Technologies AB and Cambridge Positioning Systems Limited.

About CSR
CSR is the leading global provider of personal connectivity, wireless technology with a product portfolio covering Bluetooth, FM receivers and WiFi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms that incorporate fully integrated radio, baseband and microcontroller elements.

CSR has already launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. Outside of Bluetooth, CSR has also developed UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, Tom Tom and Toshiba using BlueCore devices in their range of Bluetooth products.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; the Company's failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions, the lengthy design cycle for CSR's products, CSR's ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products, the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors, the yields that CSR's subcontractors achieve with respect to CSR's products, possible errors or failures in the hardware or software components of CSR's products, CSR's ability to successfully manage its recent expansion and growth, CSR's ability to protect its intellectual property, CSR's ability to attract and retain key personnel including engineers and technical personnel, competitive developments in CSR's markets, difficulty in predicting future results, CSR's ability to successfully and efficiently integrate any recent or future acquisitions. These forward looking statements speak only at the date of this news release and CSR undertakes no obligation to up-date the forward looking statements contained in this news release or any other forward looking statements it may make.

Consolidated income statement

	Note	Q1 2007 (unaudited) $'000	Q4 2006 (unaudited) $'000	Q1 2006 (unaudited) $'000	2006 (audited) $'000
Revenue		160,115	173,258	134,938	704,695
Cost of sales		(87,972)	(92,827)	(71,160)	(376,036)
Gross profit		72,143	80,431	63,778	328,659
Operating expenses	4	(68,244)	(48,593)	(39,487)	(179,664)
Underlying operating profit		20,437	32,353	24,806	151,056
Patent dispute settlement		(15,000)	-	-	-
Amortisation of acquired intangible assets		(1,538)	(515)	(515)	(2,061)
Operating profit		3,899	31,838	24,291	148,995
Investment income		1,433	1,764	1,196	6,106
Finance costs		(686)	(481)	271	(704)
Underlying profit before tax		21,184	33,636	26,273	156,458
Patent dispute settlement		(15,000)	-	-	-
Amortisation of acquired intangible assets		(1,538)	(515)	(515)	(2,061)

Profit before tax		4,646	33,121	25,758	154,397
Tax on underlying profit		(6,283)	(9,333)	(7,109)	(43,818)
Tax on exceptional items		4,961	155	155	618
Tax		(1,322)	(9,178)	(6,954)	(43,200)
Underlying profit for the period		14,901	24,303	19,164	112,640
Exceptional items		(11,577)	(360)	(360)	(1,443)
Profit for the period		3,324	23,943	18,804	111,197
Earnings per share		$	$	$	$
Basic	2	0.03	0.18	0.15	0.86
Underlying diluted	2	0.11	0.18	0.14	0.83
Exceptional items	2	(0.09)	-	-	(0.01)
Diluted	2	0.02	0.18	0.14	0.82

Consolidated balance sheet

	30 March 2007 (unaudited) $'000	29 December 2006 (audited) $'000	31 March 2006 (unaudited) $'000
Non-current assets			
Goodwill	144,333	51,952	52,697
Other intangible assets	51,965	31,686	24,843
Property, plant and equipment	48,607	45,454	23,394
Deferred tax asset	3,298	11,350	26,316
	248,203	140,442	127,250
Current assets			
Inventory	78,670	106,470	74,105
Cash flow hedges	3,468	4,522	-
Trade and other receivables	91,468	101,822	87,129
Treasury deposits	22,214	30,000	20,000
Cash and cash equivalents	102,026	117,494	91,808
	297,846	360,308	273,042
Total assets	546,049	500,750	400,292
Current liabilities			
Trade and other payables	81,543	64,801	74,923
Tax liabilities	5,995	19,023	5,105
Obligations under finance leases	2,704	3,384	3,262
Cash flow hedges	-	-	1,726
Short-term provisions	3,703	4,100	3,635
Contingent deferred consideration	16,935	-	-
	110,880	91,308	88,651
Net current assets	186,966	269,000	184,391

Non-current liabilities			
Obligations under finance leases	2,968	3,233	1,576
Contingent deferred consideration	15,677	-	-
Deferred tax liability	5,928	-	-
	24,573	3,233	1,576
Total liabilities	135,453	94,541	90,227
Net assets	410,596	406,209	310,065
Equity			
Share capital	234	232	230
Share premium account	85,417	84,111	82,014
Capital redemption reserve	950	950	950
Merger reserve	61,574	61,574	61,574
Hedging reserve	1,538	2,220	(839)
Share based payment reserve	13,173	11,003	4,531
Retained earnings	247,710	246,119	161,605
Total equity	410,596	406,209	310,065

Consolidated statement of changes in shareholders' equity

	Q1 2007 (unaudited) $'000	Q4 2006 (unaudited) $'000	Q1 2006 (unaudited) $'000	2006 (audited) $'000
At beginning of period	406,209	378,506	277,037	277,037
Profit for the period	3,324	23,943	18,804	111,197
Issue of share capital	1,308	83	855	2,954
Share-based payments	2,170	2,399	1,364	7,836
Deferred tax (liability) benefit on share option gains	(4,685)	(1,920)	9,198	(5,404)
Current tax benefit on share options	2,960	2,267	1,465	8,188
(Losses) gains on cash flow hedges	(1,054)	2,106	2,102	8,350
Net tax on items taken directly to equity	284	(401)	(574)	(1,886)
Transferred to income statement in respect of cash flow hedges	80	(774)	(186)	(2,063)
At end of period	410,596	406,209	310,065	406,209

Consolidated Cash Flow Statement

	Note	Q1 2007 (unaudited) $'000	Q4 2006 (unaudited) $'000	Q1 2006 (unaudited) $'000	2006 (audited) $'000
Net cash from operating activities	5	57,678	(5,462)	(8,997)	65,499
Investing activities					
Interest received		1,442	1,840	1,164	6,047
Sale (purchase) of treasury deposits		7,786	20,000	5,000	(5,000)

Purchases of property, plant and equipment	(6,758)	(9,458)	(4,313)	(35,874)
Purchases of intangible assets	(1,077)	(4,946)	(964)	(9,797)
Acquisition of subsidiaries	(74,270)	-	-	-
Net cash (used in) from investing activities	(72,877)	7,436	887	(44,624)
Financing activities				
Repayments of obligations under finance leases	(1,218)	(1,380)	(512)	(5,235)
Proceeds on issue of shares	1,197	78	733	2,959
Net cash (used in) from financing activities	(21)	(1,302)	221	(2,276)
Net (decrease) increase in cash and cash equivalents	(15,220)	672	(7,889)	18,599
Cash and cash equivalents at beginning of period	117,494	117,237	99,386	99,386
Effect of foreign exchange rate changes	(248)	(415)	311	(491)
Cash and cash equivalents at end of period	102,026	117,494	91,808	117,494

Notes

1. Basis of preparation and accounting policies

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q1 2007	13 weeks	30 December 2006 to 30 March 2007
Q4 2006	13 weeks	30 September 2006 to 29 December 2006
Q1 2006	13 weeks	31 December 2005 to 31 March 2006
2006	52 weeks	31 December 2005 to 29 December 2006

Statutory accounts for the 52 weeks ended 29 December 2006 will be delivered following the company's annual general meeting and are available on CSR's website at www.csr.com. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

The financial information for the quarters Q1 2007, Q4 2006 and Q1 2006 is unaudited. The financial information is prepared on the basis of accounting policies as stated in the statutory accounts for the 52 weeks ended 29 December 2006. Whilst the financial information included in this statement has been prepared in accordance with International Financial Reporting Standards, this announcement does not itself contain sufficient information to comply with IAS 34 'Interim Financial Reporting'.

2. Earnings per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
2006	129,513,071	135,832,242
Q1 2006	128,173,649	135,876,275
Q4 2006	130,196,585	135,474,095
Q1 2007	130,435,753	135,415,620

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

3. Changes in share capital

677,520 Ordinary Shares were issued from employee option exercises in Q1 2007. Consideration was $1,307,763 at a premium of $1,306,447.

4. Operating Expenses

	Q1 2007 (unaudited) $'000	Q4 2006 (unaudited) $'000	Q1 2006 (unaudited) $'000	2006 (audited) $'000
Underlying research and development	(33,169)	(29,696)	(22,448)	(107,252)
Amortisation of acquired intangible assets	(1,538)	(515)	(515)	(2,061)
Research and development	(34,707)	(30,211)	(22,963)	(109,313)
Underlying selling, general and administrative	(18,537)	(18,382)	(16,524)	(70,351)
Patent dispute settlement	(15,000)	-	-	-
Selling, general and administrative	(33,537)	(18,382)	(16,524)	(70,351)
Underlying operating expenses	(51,706)	(48,078)	(38,972)	(177,603)
Patent dispute settlement	(15,000)	-	-	-
Amortisation of acquired intangible assets	(1,538)	(515)	(515)	(2,061)
Operating expenses	(68,244)	(48,593)	(39,487)	(179,664)

5. Reconciliation of operating profit to net cash from operating activities

	Q1 2007 (unaudited) $'000	Q4 2006 (unaudited) $'000	Q1 2006 (unaudited) $'000	2006 (audited) $'000
Operating profit	3,899	31,838	24,291	148,995
Adjustments for:				
Amortisation of intangible assets	3,967	2,718	1,629	8,481
Depreciation of property, plant and equipment	3,828	4,117	2,252	11,183
Loss on disposal of				

property, plant and equipment	74	3	-	27
Deferred tax adjustment to goodwill	-	745	-	745
Share related charge	2,170	2,399	1,364	7,836
(Decrease) increase in provisions	(525)	634	(421)	172
Operating cash flows before movements in working capital	13,413	42,454	29,115	177,439
Decrease (increase) in inventories	27,905	12,488	(4,433)	(36,798)
Decrease (increase) in receivables	12,007	15,930	(11,216)	(28,684)
Increase (decrease) in payables	12,505	(67,518)	(20,783)	(28,478)
Cash generated by operations	65,830	3,354	(7,317)	83,479
Foreign tax paid	(200)	(234)	(46)	(312)
Corporation tax paid	(7,863)	(8,518)	(1,594)	(17,461)
Interest paid	(89)	(64)	(40)	(207)
Net cash from operating activities	57,678	(5,462)	(8,997)	65,499

6. Acquisition of subsidiaries

On 12 January 2007, the Group acquired 100% of the issued share capital of Cambridge Positioning Systems Limited for consideration of $35.0 million. On the same day, the Group also acquired 100% of the issued share capital of NordNav Technologies AB for cash consideration of $40.0 million and contingent deferred consideration of $35.0 million.

END
QRFBIGDUGDGGGRB

82-34982

RNS story

REG-CSR PLC Holding(s) in Company Released: 02/05/2007

RNS Number:9231V
CSR PLC
02 May 2007

CSR plc

(CSR or the Company)

Acquisition of voting rights

In connection with the holding by the Company of its Annual General Meeting on Wednesday 2 May 2007, the Chairman, Mr John Whybrow has, as at 30 April 2007, acquired voting rights attaching to the Company's Ordinary Shares.

Mr Whybrow's direct and indirect holdings in the voting rights of the Ordinary Shares of the Company are shown below.

Number of Shares	Number of Voting Rights Direct	Number of Voting Rights Indirect	Percentage of Voting Rights Direct	Percentage of Voting Rights Indirect	Total Percentage of Voting Rights
63,548,786	40,000	63,508,786	0.03%	48.5%	48.53

The voting rights will lapse immediately upon conclusion of the Annual General Meeting. Shareholders in the Company shall be entitled to attend and vote in person at the Annual General Meeting, even where they have submitted a proxy.

Ends

END
HOLUUUPCAUPMGBG

82-34982

RNS story

REG-CSR PLC Holding(s) in Company Released: 03/05/2007

RNS Number:0797W
CSR PLC
03 May 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc

15,932,688 ordinary shares (12.15%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUQGAUPMGQW

82-34982

RNS story

REG-CSR PLC CSR Employee Benefit Trust Released: 04/05/2007

RNS Number:1080W
CSR PLC
04 May 2007

CSR plc

Purchase of Shares in CSR plc
by
Independent Employee Benefit Trust

The independent trustee of the CSR Employee Benefit Trust ('the Trust') notified CSR plc ("the Company") on 3 May 2007 that it had, on 3 May 2007, purchased 334,890 ordinary shares in CSR plc at a price of £7.41 pence per share.

Following this transaction, the trustees of the Trust hold a total of 334,890 ordinary shares in CSR plc.

The executive directors of CSR plc are amongst the potential beneficiaries of the Trust and are therefore regarded for Companies Act purposes as being interested in the CSR plc ordinary shares held by the Trust.

Ends

Enquiries

Finance Director/IR Director, CSR plc

+ 44 1223 692000

END
RDSSSWSALSWSEDI

82-34982

RNS story

REG-CSR PLC Holding(s) in Company Released: 10/05/2007

RNS Number:3414W
CSR PLC
10 May 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that as at 4 May 2007 the shares held by them in the Company in which they have voting rights were as follows:

BlackRock, Inc

17,451,800 ordinary shares (13.31%)

Ends

END
HOLUUURWAUPMGMB

82-34982

RNS story

REG-CSR PLC Holding(s) in Company Released: 10/05/2007

RNS Number:3433W
CSR PLC
10 May 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from Deutsche Bank AG pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that following the diposal of shares in the Company their holding has fallen below 3% of the Company's issued share capital.

Ends

END
HOLUUUAAAUPMGMB

82-34982

RNS story

REG-CSR PLC Holding(s) in Company Released: 10/05/2007

RNS Number:3426W
CSR PLC
10 May 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that as at 8 May 2007 the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc

16,952,851 ordinary shares (12.93%)

Ends

END
HOLUUUQCAUPMGMB

82-34982

RNS story

REG-CSR PLC Director/PDMR Shareholding Released: 11/05/2007

RNS Number:4359W
CSR PLC
11 May 2007

CSR plc
(the Company)

Directors Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that Mr. Sergio Giacoletto, a non-executive director, on Wednesday 9 May acquired 5,000 ordinary shares in the Company at £7.67 per share.

END
RDSSFDSUFSWSESI

82-34982

RNS story

REG-CSR PLC Director/PDMR Shareholding Released: 21/05/2007

RNS Number:9287W
CSR PLC
21 May 2007

CSR plc
(the Company)

Dealing by Person Discharging Managerial Responsibility
Announcement of the exercise of options in
ordinary shares of the Company

The Company announces that Mr Graham Pink, Vice President R&D, on 15 May 2007 exercised options over 5,013 ordinary shares in the Company pursuant to the Company's SAYE Plan. The holding of Mr Pink and related parties in the Company after the exercise of the options is as shown below.

PDMR	Ordinary Shares acquired on exercise	Shareholding	Holding as a percentage of the issued share capital of the Company
Graham Pink	5,013	360,215	0.27%

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSSELSUFSWSEEI

RNS story

REG-CSR PLC Total Voting Rights Released: 01/06/2007

RNS Number:6785X
CSR PLC
01 June 2007

CSR plc Voting Rights and Capital
1 June 2007

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 131,298,020 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 131,298,020.

There are no shares held in treasury.

The above figure (131,298,020) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's

Disclosure and Transparency Rules.

END

TVRBIGDLXDGGGRB

RNS story

REG-CSR PLC Holding(s) in Company Released: 04/06/2007

RNS Number:6789X
CSR PLC
04 June 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Capital Group International,Inc. including its subsidiaries

5,165,900 ordinary shares (3.93%)

Ends

END

HOLUUUPCQUPMGRG

RNS story

REG-CSR PLC Purchase of Share by Trust Released: 07/06/2007

RNS Number:9967X
CSR PLC
07 June 2007

CSR plc

Purchase of Shares in CSR plc

by

Independent Employee Benefit Trust

The independent trustee of the CSR Employee Benefit Trust ("the Trust") notified CSR plc ("the Company") on 7 June 2007 that it had, between 6 and 7 June 2007, purchased 336,425 ordinary shares in CSR plc at an average price of £7.38 pence per share.

Following this transaction, the trustees of the Trust hold a total of 671,315 ordinary shares in CSR plc.

The executive directors of CSR plc are amongst the potential beneficiaries of the Trust and are therefore regarded for Companies Act purposes as being interested in the CSR plc ordinary shares held by the Trust.

Ends

END
POSSSDFMWSWSEEM

RNS story

REG-CSR PLC Holding(s) in Company Released: 08/06/2007

RNS Number:0017Y
CSR PLC
08 June 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that as at 5 June 2007 the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc

15,610,789 ordinary shares (11.89%)

Ends

END
HOLUUUUAQUPMGQM

RNS story

REG-CSR PLC PDMR Option Grants Released: 08/06/2007

RNS Number:0262Y
CSR PLC
08 June 2007

CSR plc

(the Company)

Announcement of the award to Persons Discharging Managerial Responsibility of Share Awards and Share Options in the Company pursuant to the Company's Share Award and Share Option Plans

Following a meeting of a duly appointed Committee of the Remuneration Committee of the Company held on Tuesday 5 June 2007, invitations have been issued to the following Persons Discharging Managerial Responsibility (PDMR's) to accept awards of shares and share options, pursuant respectively to the rules of the CSR Share Award Plan and the CSR plc Share Option Plan with a grant date of Tuesday 5 June 2007. In each case the vesting of awards and options is subject to a three year retention period and the fulfilment of performance conditions.

PDMR	Share Options Awarded	Option Price	Par Value Cost Awards Share Awards	Market Value (£)
Jon Hudson	18,448	£7.86	9,224	£72,500.64
Eric Janson	16,842	£7.86	8,421	£66,189.06
Chris Ladas	18,264	£7.86	9,132	£71,777.52
Neil MacMullen	11,885	£7.86	5,943	£46,711.98
Anthony Murray	12,723	£7.86	6,361	£49,997.46
Matthew Phillips	17,176	£7.86	8,588	£67,501.68
Graham Pink	12,723	£7.86	6,361	£49,997.46
Ray Southam	19,084	£7.86	9,542	£75,000.12

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSKVLBBDQBLBBL

82-34982

RNS story

REG-CSR PLC Director/PDMR Shareholding Released: 08/06/2007

RNS Number:0278Y
CSR PLC
08 June 2007

CSR plc
(the Company)

Directors Dealing

Announcement of the exercise of share options
in the Company under an all employee SAYE Scheme

The Company announces that on Tuesday 5 June 2007, Mr James Collier exercised share options pursuant to the Company's all employee Save As You Earn Scheme. The stated holdings of Mr Collier and a related party after the exercise of these options were;

Company Director	Share Options Exercised	Shareholding in the Company following the exercise of options	Remaining LTIP awards and Options over shares in the Company	Holding of Ordinary Shares as a percentage of the issued share capital of the Company
James Collier	5,013	1,014,911	761,353	0.77%

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSSSWSUASWSEDM

RNS story

REG-CSR PLC Holding(s) in Company Released: 11/06/2007

RNS Number:1177Y
CSR PLC
11 June 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that as at 6 June 2007 the shares held by them in the Company in which they have voting rights are as follows:

The Goldman Sachs Group, Inc,
on behalf of itself and its subsidiaries,
Goldman, Sachs & Co and
Goldman Sachs Asset Management International

6,669,640 ordinary shares (5.08%)

END
HOLGUUAPQUPMGGG

RNS story

REG-CSR PLC Holding(s) in Company Released: 12/06/2007

RNS Number:1878Y
CSR PLC
12 June 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that as at 8 June 2007 the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc

14,365,455 ordinary shares (10.94%)

Ends

END
HOLGUUUUQUPMGUP

82-34982

RNS story

REG-CSR PLC Holding(s) in Company Released: 20/06/2007

RNS Number:6587Y
CSR PLC
20 June 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Capital Group International,Inc. including its subsidiaries

5,642,555 ordinary shares (4.29%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGUURGQUPMGMB

RNS story

REG-CSR PLC Shareholder Notification Released: 20/06/2007

RNS Number:6587Y
CSR PLC
20 June 2007

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Capital Group International,Inc. including its subsidiaries

5,642,555 ordinary shares (4.29%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

RNS story

REG-CSR PLC Director/PDMR Shareholding Released: 26/06/2007

RNS Number:0190Z
CSR PLC
26 June 2007

CSR plc
(the Company)

Directors Dealing

Announcement of the exercise of share options
in the Company under an all employee SAYE Scheme

The Company announces that on Tuesday 26 June 2007, Mr Paul Goodridge exercised share options pursuant to the Company's all employee Save As You Earn Scheme. The stated holdings of Mr Goodridge and a related party after the exercise of these options is shown below.

Director	Share Options Exercised	Shareholding in the Company following the exercise of options	Remaining LTIP awards and Options over shares in the Company	Holding of Ordinary Shares as a percentage of the issued share capital of the Company
Paul Goodridge	5,013	20,013	370,351	0.02%

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSSEMFSMSWSEDM

82-34982

RNS story

REG-CSR PLC Holding(s) in Company Released: 28/06/2007

RNS Number:1922Z
CSR PLC
28 June 2007

CSR plc

Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that as at 25 June 2007 the shares held by them in the Company in which they have voting rights are as follows:

The Goldman Sachs Group, Inc,
on behalf of itself and its subsidiaries,
Goldman, Sachs & Co,
Goldman Sachs Asset Management International and
Goldman Sachs Securities (Nominees), Limited

7,909,178 ordinary shares (6.02%)

END
HOLPUUQAQUPMURR

82-34982

RNS story

REG-CSR PLC Total Voting Rights Released: 29/06/2007

RNS Number:3874Z
CSR PLC
29 June 2007

CSR plc Voting Rights and Capital
29 June 2007

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 131,442,943 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 131,442,943.

There are no shares held in treasury.

The above figure (131,442,943) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

END
TVRBRGDLXBDGGRC

PLEASE COMPLETE IN [illegible]ESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

Return of Allotment of Sha

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	300		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

TUESDAY

AMJ3RQJI
19/06/2007 593

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 300

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocku **Date** 18 JUNE 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1962/OPD **Tel 01903 833570**

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Sha

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
18	JUNE	2007	18	JUNE	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,020		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

TUESDAY
AMJ3QQJH
A22 19/06/2007 594
COMPANIES HOUSE

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Simon Rash	Class of shares allotted	Number allotted
Address	Dunbar, StaplesLane, Soham, Ely, Cambridgeshire	Ordinary	4,010
Postcode	CB4 1FD		
Name	Dr Michael Ellis	Class of shares allotted	Number allotted
Address	Bridge House, The Green, Beyton, Bury St Edmunds, Suffolk	Ordinary	4,010
Postcode	IP30 9AJ		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**8,020**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A Dickey Date 18 June 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Sha

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	500		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte[d]	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 500

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tockly **Date** A Tockly

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1948/OPD **Tel 01903 83356**

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,600	2,000	
Nominal value of each share	0.01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.025000	£2 350000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	6,600
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	6,600

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A DCCM Date 11 JUNE 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1929/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shai

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	JUNE	2007	11	JUNE	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,026		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

- **Names and addresses of the allottees** *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Christopher Fernie	Class of shares allotted	Number allotted
Address	2 Hopkins Close, Cambridge, Cambridgeshire	Ordinary	5,013
Postcode	CB4 1FD		
Name	Mr Manabu Fukada	Class of shares allotted	Number allotted
Address	405 2-207-3, Tenjin-Cho, Kodaira-Shi, 187-0004, Japan	Ordinary	5,013
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**10,026**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A DCKU **Date** 11 JAPAN 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shai

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	659	18,165	200
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 350000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

SATURDAY

ATXLQQ9A
A40 09/06/2007 756
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 19,024
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 19,024

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCCY Date 8 Dec 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1905/OPD Tel 01903 83357

DX number DX exchange

ↄOMPLETE IN
ːIPT OR IN
ACK CAPITALS

82-34982

88(2

Return of Allotment of Shaı

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,400		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 000000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

THURSDAY

AVYREQ75
A56 07/06/2007 471
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 4,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,400

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A TOCKU Date 6 JUNE 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1895/OPD Tel 01903 83356?

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Sha

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	JUNE	2007	05	JUNE	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,051		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

WEDNESDAY

AXE8JQ68
A29 06/06/2007 475
COMPANIES HOUSE

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name	Mr James Collier		
Address	Church Farm, The Hamlet, Chettisham, Ely,Cambridgeshire	Ordinary	5,013
Postcode	CB6 1SB		
		Class of shares allotted	Number allotted
Name	Mr John Ferguson		
Address	Sunway, Snow Hill, Clare, Sudbury, Suffolk	Ordinary	2,005
Postcode	CO10 8QE		
		Class of shares allotted	Number allotted
Name	Mr Chris Neal		
Address	22 Barnpark Road, Teignmouth, Devon	Ordinary	5,013
Postcode	TQ14 8PN		
		Class of shares allotted	Number allotted
Name	Mr Ken Noblitt		
Address	3512 Grand Mesa Drive, Plano 75025, USA	Ordinary	5,013
Postcode			
		Class of shares allotted	Number allotted
Name	Mr Takao Sakurai		
Address	824-12 Endo, Fujisawa-Shi, Kanagawa-Ken, 252-0816, Japan	Ordinary	3,007
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Todd **Date** 5 June 07

A director ~~/ secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Sha

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,135	80	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2 000000	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

TUESDAY

AYY7KQ5S

A08 05/06/2007 324

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	4,215
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	4,215
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A Dicky **Date** 4 JUNE 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1886/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:07

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,400	120	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	4,520
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	4,520
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A. Tocky   Date 4 ~~MARCH~~ JUNE 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1882/OPD   Tel 01903 83356

DX number   DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:-7

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shai

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	136	4,000	360
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 000000	£2 350000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

FRIDAY

A0KDWQ1U
A58 01/06/2007 66
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 4,496
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,496

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A·TOCKM Date 31 MAY 07

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager~~ / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1876/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Sha

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,000		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 000000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

THURSDAY
ATHMOQ0K
A70 31/05/2007 209
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,000

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A DKKY Date 30 MAY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1864/OPD Tel 01903 83356
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20

Return of Allotment of Shai

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	18	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,000	2,450	6,400
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 000000	£2 350000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

THURSDAY

ATHMLQ0H

A70 31/05/2007 212

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 14,090
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form **1**

Signed A Tockey Date 30 MAY 07

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE CB4 0WH
ESP-EXEC/E1850/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Sha

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Page 2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	240		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

THURSDAY

ATHMNQ0J
A70 31/05/2007 210
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 14,090

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY Date 30 MAY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1850/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Sha

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	MAY	2007	30	MAY	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,026		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Donald Dent	Class of shares allotted	Number allotted
Address	37 The Orchards, Eaton Bray, Dunstable, Bedfordshire	Ordinary	5,013
Postcode	LU6 2DD		
Name	Mr Peter Robinson	Class of shares allotted	Number allotted
Address	Bramley House, Melvin Way, Histon, Cambridge, Cambridgeshire	Ordinary	5,013
Postcode	CB24 9HY		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**10,026**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A DCM Date 30 MAY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 ... 20 P 12:27

Return of Allotment of Shar

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,500	5,400	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 000000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

THURSDAY

A7QJXPT5
A35 24/05/2007 362
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 6,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,900

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKY Date 23 MAY 07

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1828/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shar

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	21	05	2007	21	05	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	17,043		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

TUESDAY

A9NSVPR9
A38 22/05/2007 688
COMPANIES HOUSE

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 17,043
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **17,043**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed A. Tocker **Date** 21 MAY 07.

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query	CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park Milton Road Cambridge Cambridgeshire CB4 0WH Tel 01223 692000 Fax 01223 692001 DX number DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	NEIL	BAILEY	59 CAMBRIDGE ROAD	GIRTON	CAMBRIDGE		CB3 0PN	5,013
MR	IVOR	EVANS	66 GUNTONS CLOSE	SOHAM	CAMBRIDGESHIRE		CB7 5DN	1,002
MR	CANDIDO	LEVITA	4 CAMSIDE	CAMBRIDGE			CB4 1PQ	4,010
MR	GORDON	PETRIE	14 HIGHFIELD AVENUE	CAMBRIDGE			CB4 2AL	5,013
MRS	OLIVIA	SLATER	10 CROFTWOOD	SUTTON	ELY	CAMBRIDGESHIRE	CB6 2NB	2,005
								17,043

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	337	2,540	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 350000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

TUESDAY
A9NSXPRB
A38 22/05/2007 686
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	2,877
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	2,877
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A TOCRU **Date** 21 MAY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSP PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1815/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12: -7

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 26	Month 04	Year 2007	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,790		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

TUESDAY

A9NSYPRC
A38 22/05/2007 685
COMPANIES HOUSE

A38 04/05/2007 128
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	1,790
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,790
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] Date 21 MAY 07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1708/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	14,700	5,400	800
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£2 000000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

SATURDAY

ABUFAPOH
A29 19/05/2007 691
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 20,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 20,900

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A Tocky Date 18 MAY 07

A director ~~/ secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1804/OPD Tel 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12: 17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	250	1,650	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£2 350000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,900

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Ocey **Date** 17 MAY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver~~ manager / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1793/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,292		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 025000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

WEDNESDAY

AEHNKPLM
A43 16/05/2007 501
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 3,292
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,292

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCKLEY Date 15 MAY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1778/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shai

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	MAY	2007	15	MAY	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	21,054		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address PLEASE SEE ATTACHED SCHEDULE	Ordinary	21,054
Postcode		
Name	Class of shares allotted	Number allotted
Address		
Postcode		
Name	Class of shares allotted	Number allotted
Address		
Postcode		
Name	Class of shares allotted	Number allotted
Address		
Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**21,054**
Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed A TOCKY Date 15 MAY 2007

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400
Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	DANIEL	PEACOCK	2 STRETTEN AVENUE	CAMBRIDGE			CB4 3EP	5,013
MR	GRAHAM	PINK	ORCHARD HOUSE	49 ELY ROAD	QUEEN ADELAIDE	ELY CAMBRIDGESHIRE	CB7 4TZ	5,013
MR	MARK	SCOONES	117 THORNTON ROAD	GIRTON	CAMBRIDGE		CB3 0NE	1,002
MR	JOHN	TATCHELL	35 KENTWELL PLACE	BURWELL	CAMBRIDGESHIRE		CB25 0RT	5,013
MR	PAUL	WRIGHT	6 BLOOMSFIELD	BURWELL	CAMBRIDGE		CB25 0RA	5,013
								21,054

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Sha

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
03	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,265		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

AENOHPLQ
A33 16/05/2007 252
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 10,265
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 10,265

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A·Todd Date 14 MAY 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE. CB4 0WH.
ESP-EXEC/E1756/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:37

Return of Allotment of Sha

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	300	1,437	5,400
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£1 010000	£2 000000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

SATURDAY

AHRCSPHS
A03 12/05/2007 457
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 13,737
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form: 1

Signed A TORRY Date 11 MAY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400 CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1748/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Continuation Sheet.

82-34982

88(2

2007 JUL 20 P 12:07

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,400	3,200	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 13,737

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tokely Date 11 MAY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1748/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 JUL 20

Return of Allotment of Sha

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	05	2007	08	05	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	17,542		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

FRIDAY

AJ05FPGI
A07 11/05/2007 20
COMPANIES HOUSE

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 17,542
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **17,542**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed A Tocky Date 10 MAY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400
Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	IAIN	CAMPBELL	34 QUARRY LANE	SWAFFHAM BULBECK	CAMBRIDGE	CAMBRIDGESHIRE	CB25 0LU	2,005
MR	DAVID	FROST	4 CLAY CHIMNEYS	ALBURY ROAD	FURNEUX PELHAM	BUNTINGFORD	SG9 0LP	2,506
MR	ADRIAN	HORRELL	17 SCOTLAND ROAD	CHESTERTON	CAMBRIDGE	CAMBRIDGESHIRE	CB4 1QE	3,007
MR	PATRICK	MCNAMEE	75 SCHOOL LANE	LOWER CAMBOURNE	CAMBRIDGE	CAMBRIDGESHIRE	CB3 6DX	5,013
MS	SHANNON	MILSOM	11 WHITEMILL ROAD	CHATTERIS	CAMBRIDGESHIRE		PE16 6PG	1,002
MR	CARSTEN	POULSEN	KIRKESDALSVEJ 9	AALBORG	9000 DENMARK			401
MRS	JULIA	SHEPHERD	14 ST MARGARETS SQUARE	CAMBRIDGE	CAMBRIDGESHIRE		CB1 8AP	601
MR	JENS BERTOLT	ZOLNHOFER	5 ST BEDES GARDENS	CAMBRIDGE	CAMBRIDGESHIRE		CB1 3UF	3,007
								17,542

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:37

Return of Allotment of Shai

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,068	2,400	2,400
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 000000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

THURSDAY

AKJI3PF2
A02 10/05/2007 131
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 6,868
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,868

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCZ Date A TOCZ

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 OWH
ESP-EXEC/E1736/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:

Return of Allotment of Shai

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,900	80	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

WEDNESDAY
AL2FIPEX
A28 09/05/2007 602
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	5,980
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	5,980
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A Tiddy Date 8 MAY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1726/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	748		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Pam Van Aswegen Address 109 High Street, Swaffham Bulbeck, Cambridge UK Postcode CB25 0LX	Class of shares allotted Ordinary	Number allotted 748
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 748

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocely **Date** 4 MAY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/SP/E15990 Tel 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12

Return of Allotment of Shar

CHFPO83

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
27	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	224		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

SATURDAY

AMSFDPAF

A49 05/05/2007 607

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 224
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 224

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCRU Date 4 MAY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD CAMBRIDGE CB4 0WH

ESP-EXEC/E1719/OPD Tel 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shar

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	May	2007	02	May	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	173,642		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

FRIDAY

ANWR4P9M

A38 04/05/2007 130
COMPANIES HOUSE

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	173,642
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**173,642**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed A Toccy **Date** 3 MAY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400
Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

Title	Forename(s)	Surname	Address	Address	Address	Address	Postcode	Shares Allotted
MR	CARSTEN	ANDERSEN	MOELLESKOVEN 28	GISTRUP	9260 DENMARK			2,005
MR	ROBIN	ASHDOWN	4 JELLICOE PLACE	EATON SOCON	ST NEOTS	CAMBRIDGESHIRE	PE19 8NL	2,005
MRS	PAMELA VAN	ASWEGEN	109 HIGH STREET	SWAFFHAM BULBECK	CAMBRIDGE	CAMBRIDGESHIRE	CB25 0LX	1,002
MR	FRANKLYN	BORG	8 HATTONS ROAD	LONGSTANTON	CAMBRIDGE	CAMBRIDGESHIRE	CB24 3DN	802
DR	JENNIFERANN	BRAY	90 HILLROW	HADDENHAM	ELY	CAMBRIDGESHIRE	CB6 3TJ	5,013
MR	ALAN	COOMBS	8 DE LISLE CLOSE	PAPWORTH EVERARD	CAMBRIDGE	CAMBRIDGESHIRE	CB23 3UT	5,013
MR	DAVID	COULTOUS	115 COLUMBINE ROAD	ELY	CAMBRIDGESHIRE		CB6 3WL	5,013
MR	NICOLAS	DENNILAULER	17 CROSFIELD COURT	CAMBRIDGE	CAMBRIDGESHIRE		CB4 2RZ	5,013
MR	MATTHEW	DICKER	121 WOODHEAD DRIVE	CAMBRIDGE	CAMBRIDGESHIRE		CB4 1FG	2,005
MR	BARNABY	GOLDER	24 HIGH STREET	ALDRETH	ELY	CAMBRIDGESHIRE	CB6 3PQ	5,013
MR	STEPHEN	GREENFIELD	7 SWEETENTREE WAY	LOWER CAMBOURNE	CAMBRIDGESHIRE		CB23 6FH	1,002
MR	EZANA	HAILE	1 CHELWOOD ROAD	CHERRY HINTON	CAMBRIDGE	CAMBRIDGESHIRE	CB1 9LX	3,007
MR	ANTHONY	HALL	16 MAPLE CLOSE	BUGBROOKE	NORTHAMPTON	NORTHAMPTONSHIRE	NN7 3RE	2,005
MR	DAVID	HARGREAVES	5 ASCHAM ROAD	CAMBRIDGE	CAMBRIDGESHIRE		CB4 2BD	5,013
MR	JASON	HASKINS	18 TRIBUNE CLOSE	CHATTERIS	CAMBRIDGESHIRE		PE16 6UY	5,013
MR	OLE	HEFTHOLM-JENSEN	SPARTAVEJ 4	KLARUP	9270 DENMARK			601
MS	TRACY	HOPKINS	73 BETONY WALK	CHIMSWELL	HAVERHILL	SUFFOLK	CB9 7YB	5,013
MRS	CAMILLA	HOSKINS	20 BROOKHAMPTON STREET	ICKLETON	SAFFRON WALDON	ESSEX	CB10 1SP	1,002
MR	CHRISTOPHER	HUBBALL	25 LABURNUM HOUSE	THE BEECHES	CAMBRIDGE	CAMBRIDGESHIRE	CB4 1FY	5,013
MR	ADAM	HUGHES	52 HAWKINS ROAD	CAMBRIDGE	CAMBRIDGESHIRE		CB4 2QX	5,013
MR	NICHOLAS	JONES	25 BLACKTHORN CLOSE	CAMBRIDGE	CAMBRIDGESHIRE		CB4 1FZ	5,013
MR	RICHARD	JONES	38 SILVER STREET	WITCHAM	ELY	CAMBRIDGESHIRE	CB6 2LF	5,013
MR	GORDON	LANGLANDS	9 THE MEDWAY	ELY	CAMBRIDGESHIRE		CB6 0WU	3,007
MR	CHRISTOPHER	LOWE	34 BUSHMEAD ROAD	EATON SOCON	ST NEOTS	CAMBRIDGESHIRE	PE19 8GP	5,013
MR	JONATHAN PETER	MANCER	68 HIGH STREET	BOURN	CAMBRIDGE	CAMBRIDGESHIRE	CB23 2TR	5,013
MR	ALISTAIR	MAY	9 EVERGREENS	CAMBRIDGE	CAMBRIDGESHIRE		CB4 1UP	2,005
MR	STEVEN	MCBIRNIE	11 SCOTLAND ROAD	CAMBRIDGE	CAMBRIDGESHIRE		CB4 1QE	5,013
MR	ROBERT	MCCUBBIN	2 ROGERS ROAD	SWAFFHAM PRIOR	CAMBRIDGE	CAMBRIDGESHIRE	CB25 0HX	5,013
MR	ANTHONY	MCFARTHING	16 HEMPFIELD ROAD	LITTLEPORT	ELY	CAMBRIDGESHIRE	CB6 1NW	5,013
MR	SIMON	MORRIS	1 THE HERONS	COTTENHAM	CAMBRIDGE	CAMBRIDGESHIRE	CB24 8XX	3,007
DR	TIMOTHY	NEWTON	5 PARKLANDS GREEN	FORNHAM ST GENEVIEVE	BURY ST EDMUNDS	SUFFOLK	IP28 6UH	5,013
MISS	HELEN	O'NEILL	BRIDGE HOUSE	THE GREEN	BEYTON	BURY ST EDMUNDS	IP30 9AJ	2,005
MR	ALAN	PEARSON	32 RAYFIELD CLOSE	BARNSTON	DUNMOW	ESSEX	CM6 1PL	5,013
MR	MICHAEL	PEDERSEN	LUNEKROGEN 5	AALBORG SV	9200 DENMARK			2,005
MR	ANDREI	POPESCU	19 MANHATTAN DRIVE	CAMBRIDGE	CAMBRIDGESHIRE		CB4 1JL	5,013
MRS	VANESSA	PRICE	47 PRIORY AVENUE	SWAVESEY	CAMBRIDGE	CAMBRIDGESHIRE	CB24 4RY	802
MR	IAN	SABBERTON	VALENTINE COTTAGE	WESTON GREEN	CAMBRIDGESHIRE		CB21 5NS	5,013
MISS	JUNKO	SAKURAI	24 LONGWORTH AVENUE	CAMBRIDGE	CAMBRIDGESHIRE		CB4 1GU	2,005
MR	PHILIP	SIME	7 WATSON CLOSE	BURY ST EDMUNDS	SUFFOLK		IP33 2PG	2,005
MR	STEVEN	SINGER	8 TOPHAM WAY	CAMBRIDGE	CAMBRIDGESHIRE		CB4 3RA	5,013
MR	ALEXANDER	THOUKYDIDES	6 TENISON MANOR	COTTENHAM	CAMBRIDGE	CAMBRIDGESHIRE	CB24 8XL	5,013
MISS	ALLISON	TOKLEY	67 SAXON WAY	WILLINGHAM	CAMBRIDGE	CAMBRIDGESHIRE	CB24 5UR	1,002
MR	STEVEN	TYSON	9 MASON ROAD	BURWELL	CAMBRIDGE	CAMBRIDGESHIRE	CB25 0BG	4,010
MR	PETER	WHITEWAY	2 GREEN ROAD	NEWMARKET	SUFFOLK		CB8 8BD	1,002
MR	PETER	WOOD	CLARENDON HOUSE	THE GAULT	SUTTON	ELY, CAMBRIDGESHIRE	CB6 2BE	5,013
MR	ROGER	WOOD	21 SUTTON CLOSE	MILTON	CAMBRIDGE	CAMBRIDGESHIRE	CB24 6DU	5,013
MR	ALAN	WOOLHOUSE	TOP BARN	LITTLE STUKELEY	CAMBRIDGESHIRE		PE28 4BE	5,013
MR	GUY	WRIGHT	27 ORCHARD ROAD	SAWSTON	CAMBRIDGE	CAMBRIDGESHIRE	CB22 3BE	5,013
								173,642

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

Return of Allotment of Shar

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,900	320	
Nominal value of each share	0 1p	0 1P	
Amount (if any) paid or due on each share *(including any share premium)*	£2 3500	£2 3850	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Mike Norman Address 76 Hydewood Road, Little Yeldham, Halstead, Essex UK Postcode CO9 4QX	Class of shares allotted Ordinary	Number allotted 6,220
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **6,220**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Dodd **Date** 30 APRIL 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE CB4 0WH
ESP-EXEC/SP/E15977 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	19	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,900	80	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,980
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,980

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A. Tocci Date 27 APRIL 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1676/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shai

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,000	2,400	1,600
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£2 000000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

WEDNESDAY
AVBLJP09
A55 25/04/2007 385
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 5,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,000

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A·TOCKEY Date 24 APRIL 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSP PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1665/OPD Tel 01903 833570
DX number DX exchange

*PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number | 4187346

Company name in full | CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,000		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 000000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

TUESDAY
AXBN9OZ1
A55 24/04/2007 620
COMPANIES HOUSE

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,000

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOOLM **Date** 23 APRIL 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1651/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,900		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 3500		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name John Tatchell Address 35 Kentwell Place, Burwell, Cambridgeshire UK Postcode CB25 0RT	Class of shares allotted Ordinary	Number allotted 5,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5,900**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed ATOCKY **Date** 20 APRIL 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP/EXEC/DM/15732 Tel 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED 2007 JUL 20

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,000		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 000000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	1,000
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCRY Date 20 APRIL 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1648/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:33

Return of Allotment of Shai

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	187		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

FRIDAY
A0BY1OV3
A31 20/04/2007 151
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 187
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 187

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCICY **Date** 19 APRIL 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1637/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shar

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	10	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,300		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 053667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

THURSDAY

A1285OU8

A47 19/04/2007 219

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Par: ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,300

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Dickey **Date** 18 April 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1610/OPD Tel 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	11	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,700	1,001	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1 025000	£2 350000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

THURSDAY

A1287OUA
A47 19/04/2007 217
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,701
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,701

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCKLY Date 18 APRIL 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD CAMBRIDGE CB4 0WH
ESP-EXEC/E1625/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,000	448	3,831
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£1 010000	£2 350000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	9,679
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form: 1

Signed A Dixey   Date 13 APRIL 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1582/OPD   Tel 01903 833570

DX number   DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

RECEIVED

2007 JUL 20 P 12:

88(2

Return of Allotment of Shar

CHFP083

Company Number 4187346

Company name in full CSR PLC

Page 2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,400		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

SATURDAY A53 14/04/2007 COMPANIES HOUSE 543

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 9,679

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCEY Date 13 APRIL 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1582/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 29	Month 03	Year 2007	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,250	1,600	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

FRIDAY

A6S2JOO5
A26 13/04/2007 745
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address	The Causeway, Worthing, West Sussex	Ordinary	7,850
UK Postcode	BN99 6DA		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		TOTAL	7,850
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A TICKY **Date** 12 APRIL 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1542/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12,000	4,000	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 16,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 16,000

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKU Date 12 APRIL 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 OWH

ESP-EXEC/E1556/OPD Tel 01903 83356

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12: Return of Allotment of Shar

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	02	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	750	3,130	250
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£1 010000	£2 350000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

FRIDAY

A6S2GOO2
A26 13/04/2007 748
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 9,030
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed A Tocky **Date** 12 APRIL 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1560/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Page 2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,900		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A26 *A6S2HOO3* 13/04/2007 COMPANIES HOUSE 747

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 9,030

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKY Date 12 APRIL 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1560/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 JUL 20 P 12: 3

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	412	1,350	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 350000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

FRIDAY

A6KOAOOA

A39 13/04/2007 502
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,762
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,762

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A Tooley **Date** 12 APRIL 07

A ~~director / secretary~~ / administrator / ad~~ministrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E1569/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,000		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,000

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocky **Date** 4 April 07

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1528/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
23	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,900		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

TUESDAY

ADYM0OE9
A47 03/04/2007 206
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Ordinary	5,614
Name Mr Barnaby Golder Address 24 High Street, Aldreth, Ely, Cambridgeshire. UK Postcode CB6 3PQ	Ordinary	2,286
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	7,900

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOOLY **Date** 2 APRIL 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1494/OPD Tel: 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P

Return of Allotment of Shar

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,090	1,600	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2.350000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

ompanies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
or companies registered in England and Wales

ompanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
or companies registered in Scotland

TUESDAY

ADYLZOE7
A47 03/04/2007 207
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 5,690
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,690

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKY **Date** 7 APRIL 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1509/OPD Tel: 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20

Return of Allotment of Shai

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,800		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FRIDAY
AGVVJOAX
A39 30/03/2007 70
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Ordinary	2,800
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	2,800

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. Toocy **Date** 29 March 07

A ~~director / secret~~ary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1482/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12: 28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Sha

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	13,000	900	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0.003334	£2.350000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

AIPLHO8F
A53 28/03/2007 424
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex.	Ordinary	13,900
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	13,900
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOOCU **Date** 27 MARCH 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE. CB4 0WH

ESP-EXEC/E1446/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 JUL 20 P 12:-3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,400		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.3500		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Stephen Greenfield Address 7 Sweetentree Way, Lower Cambourne, Cambridgeshire UK Postcode CB23 6FH	Class of shares allotted Ordinary	Number allotted 2,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **2,400**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCCU **Date** 22 MARCH 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSP PK, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP/EXEC/DM/E15005 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 JUL 20 P 12:

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,640		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.35000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FRIDAY
AMVDBO36
A12 23/03/2007 331
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,640
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,640

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocki **Date** 22 March 07

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1443/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

Return of Allotment of Shai

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	80	3,000	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	238.50p	235.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

THURSDAY

ANTKOO2O
A17 22/03/2007 706
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Ms Susan Ebsworth Address 119 Kelsey Crescent, Cherry Hinton, Cambridge UK Postcode CB1 9XX	Class of shares allotted Ordinary	Number allotted 3,080
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,080**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCCU **Date** 21 MARCH 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/SP/E15062 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:-3

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,800		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

THURSDAY
ANTKNO2N
A17 22/03/2007 707
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex.	Ordinary	8,800
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	8,800
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. Dolly **Date** 21 MARCH 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1414/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Share

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	500	5,900	970
Nominal value of each share	0.01p	0.01p	0.01p
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.350000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 7,370
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,370

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Dow **Date** 15 March 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1403/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	07	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,500		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

THURSDAY
AT4FDNVH
A23 15/03/2007 741
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,500

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKCU **Date** 14 MARCH 07

A director ~~/ secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1396/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED
2007 JUL 20 P 12:

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From: Day	Month	Year	To: Day	Month	Year
	05	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,900		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.3500		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

FRIDAY

AZ2IDNPI
A03 09/03/2007 37
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Steven McBirnie Address 143 St. Bedes Crescent, Cambridge UK Postcode CB1 3UA	Class of shares allotted Ordinary	Number allotted 5,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,900

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A.TOCKY **Date** 8 MARCH 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/DM/E14742 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 JUL 20 ...

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,500		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.000000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

SATURDAY

AXK96NQJ
A15 10/03/2007 44
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,500

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKY **Date** 9 MARCH 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE, CB4 OWH

ESP-EXEC/E1373/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,500	240	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2.350000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

FRIDAY

AZ2IENPJ
A03 09/03/2007 36
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,740
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,740

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKY **Date** 8 MARCH 07

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE, CB4 0WH

ESP-EXEC/E1361/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	134,580	159,120	30,000
Nominal value of each share	0.1p	0.1P	0.1P
Amount (if any) paid or due on each share *(including any share premium)*	£0.0033	£0.0537	£0.5033

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

WEDNESDAY

A0PVXNN1

A21 07/03/2007 197

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited A/C LDCLT Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 323,700
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **323,700**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKY **Date** 6 MARCH 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/JW/14734 Tel: 01903 833874

DX number DX exchange

PLEASE COMPI . IN
TYPESCRIPT O' .
BOLD BLACK C.,PITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12

Return of Allotment of Shar

CHFPO83

Company Number	4187346
Company name in full	CSR PLC
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
22	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,000	8,634	1,466
Nominal value of each share	0.01p	0.01p	0.01p
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£1.025000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

FRIDAY
A4BC6NIC
A13 02/03/2007 324
COMPANIES HOUSE

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consec*

Shareholder details		:ted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	allotted Ordinary	er allotted 17,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed A TOCKU **Date** 1 MARCH 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1325/OPD Tel: 01903 833570
DX number DX exchange

PLEASE COMPI[illegible] IN
TYPESCRIPT O[illegible]
BOLD BLACK C[illegible]PITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number	4187346
Company name in full	CSR PLC
	Page 2 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day* 22	*Month* 02	*Year* 2007	*Day*	*Month*	*Year*

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,150		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments conse*

Shareholder details	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	allotted	...ber allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 17,250

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKM **Date** 1 MARCH 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 4CD, CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE, CB4 0WH.
ESP-EXEC/E1325/OPD Tel: 01903 833570
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED
2007 JUL 20 P 12:

Return of Allotment of Shar

CHFPO83

Company Number 4187346

CORPORATE F

Company name in full CSR PLC

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	400	5,600	8,635
Nominal value of each share	0.01p	0.01p	0.01p
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£1.025000	£2.000000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY
A0PVWNN0
A21 07/03/2007 198
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 27,639
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed A. Tokcy **Date** 6 MARCH 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1349/OPD Tel: 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:-1

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12,764	240	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2.350000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

WEDNESDAY
A0PVVNNZ
A21 07/03/2007 199
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 27,639

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOKLEY **Date** 6 MARCH 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK

MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1349/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Share

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	21,400	40	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2.350000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Ordinary	13,174
Name Mr Peter Whiteway Address 2 Green Road, Newmarket, Suffolk. UK Postcode CB8 8BD	Ordinary	2,780
Name Mr Iain Campbell Address 34 Quarry Lane, Swaffham Bulbeck, Cambridge UK Postcode CB25 0LU	Ordinary	5,486
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	21,440

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCELI Date 5 MARCH 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1342/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,368	16,000	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	£0.5033	£2.0000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

FRIDAY

"A4BFMNIV"
A13 02/03/2007 200
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ ***DX 33050 Cardiff***
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees (member a/c LDCLT Part Id: 601) Address Capstan House One Clove Crescent East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 22,368
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **22,368**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tokk **Date** 1 March 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/LB/E14670 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:-1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12,765	4,235	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	£2.35	£2.00	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

FRIDAY

A4BFLNIU
A13 02/03/2007 201
COMPANIES HOUSE

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Desig: LDCLT Part ID: 601	Class of shares allotted	Number allotted
Address Capstan House, 1 Clove Crescent	Ordinary	17,000
East India Dock, London		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**17,000**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKY **Date** 1 MARCH 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/GS/14689 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	27	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,900		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.35		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

FRIDAY
A4BFJNIS
A13 02/03/2007 203
COMPANIES HOUSE

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Robin Ashdown Address 4 Jellicoe Place, Eaton Socon, St Neots Cambridgeshire UK Postcode PE19 8NL	Class of shares allotted Ordinary	Number allotted 4,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4,900**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocky **Date** 1 March 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/GS/14642 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2

RECEIVED

2007 JUL 20 P 12:

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,000		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

THURSDAY

A4JL9NHV
A59 01/03/2007 463
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Ordinary	4,000
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode	TOTAL	4,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A·Dixey **Date** 28 February 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1315/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 JUL 20 P 12:

Return of Allotment of Share

CHFP083

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	19,500	1,500	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.025000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ESDAY

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Ordinary	21,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	21,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocki   Date 20 February 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E1278/OPD   Tel: 01903 833570

DX number   DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2

Return of Allotment of Shar

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	55,852	11,148	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	£2.0000	£2.3500	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

THURSDAY
A4JLANHW
A59 01/03/2007 462
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Ltd crest participant ID 601, member a/c LDCLT	Class of shares allotted	Number allotted
Address Capstan House, One Clove Crescent, East India Dock	Ordinary	67,000
London		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**67,000**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A Dorey **Date** 28 February 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400 CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/ARM/E14610 Tel: 01903 833208

DX number DX exchange

82-34982

Bulk
3232160

RECEIVED

2007 JUL 20

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Companies House
— for the record —

Company Name
CSR PLC

363s Annual Return

Company Type
Public Limited Company

Company Number
4187346

Information extracted from Companies House records on
20th March 2007

> Please check the details printed in
> If any details are wrong, strike th... in the "Amended details" colu...
> Please complete in black ink an...

SATURDAY

"ERS7K000"
EDX 19-4-07 584
COMPANIES HOUSE

COMPANIES HOUSE

A38 19/04/2007 316
COMPANIES HOUSE

Section 1: Company details

Ref 4187346/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	Unit 400 Cambridge Science Park Milton Road Cambridge Cambridgeshire CB4 0WH	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	Address where the Register is held The Causeway Worthing West Sussex BN99 6DA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column* > *Please enter additional principal activity code(s) in "Amended details" column See notes for guidance for*	SIC Code Description 7415 Holding companies incl head offices	SIC CODE Description

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Company Secretary must be notified on form 288a*	Name Brett Nicholas GLADDEN ACIS Address 4 Garden Close Great Barton Bury St Edmunds Suffolk IP31 2SY	Name ☐ Tick this box if this address is a servi address for the beneficiary of a Confidentiality Order granted under section of the Companies Act 1985 Address UK Postcode Date of change / / Date Brett Nicholas GLADDEN ACIS ceased to be secretary (if applicable) / /
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	Name Anthony Edwin Charles Glen CARLISLE Address The Bank Eighteen And One Half Sekforde Street London EC1R 0HL Date of birth 10/03/1947 Nationality British Occupation Director	Name ☐ Tick this box if this address is a se address for the beneficiary of a Confidentiality Order granted under sectio of the Companies Act 1985 Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Anthony Edwin Charles Glen CARLISLE ceased to be director (if applicable) / /

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** James Digby Yarlet COLLIER **Address** Church Farm Chettisham Ely Cambridgeshire CB6 1SB **Date of birth** 21/12/1958 **Nationality** British **Occupation** Chief Technical Officer	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 7 of the Companies Act 1985 Address ______ UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date James Digby Yarlet COLLIER ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** Glenn COLLINSON **Address** 56 High Street Chippenham Ely Cambridgeshire CB7 5PP **Date of birth** 23/06/1963 **Nationality** British **Occupation** Sales Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section of the Companies Act 1985 Address ______ UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation EXECUTIVE VICE PRE Date of change __/__/____ Date Glenn COLLINSON ceased to be director (if applicable) __/__/____

Company Number - 4187346

Section 2 Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** Sergio GIACOLETTO-ROGGIO **Address** A4 Ch Des Cotes, 1233 Bernex Switzerland **Date of birth** 28/12/1949 **Nationality** Italian **Occupation** Executive	Name ☐ Tick this box if this address is a serv address for the beneficiary of a Confidentiality Order granted under section of the Companies Act 1985 Address UK Postcode Date of birth Nationality Occupation Date of change Date Sergio GIACOLETTO-ROGGIO ceased to be director (if applicable)
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** Paul Garnet George GOODRIDGE **Address** 16 Woollards Lane Gt Shelford Cambridgeshire CB2 5LZ **Date of birth** 07/03/1965 **Nationality** British **Occupation** Chartered Accountant	Name ☐ Tick this box if this address is a se address for the beneficiary of a Confidentiality Order granted under sectic of the Companies Act 1985 Address UK Postcode Date of birth Nationality Occupation FINANCE DIR Date of change Date Paul Garnet George GOODRIDGI ceased to be director (if applicable)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** Ronald William MACKINTOSH	Name ______
	Address Redens Lodsworth Petworth West Sussex GU28 9DR	☐ Tick this box if this address is a servic address for the beneficiary of a Confidentiality Order granted under section 7 of the Companies Act 1985 Address ______
	Date of birth 05/11/1948	UK Postcode ____ ___
	Nationality British	Date of birth __/__/____
Particulars of a new Director must be notified on form 288a	**Occupation** Director	Nationality ______ Occupation ______ Date of change __/__/____ Date Ronald William MACKINTOSH ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** John Colbert SCARISBRICK MIEEE	Name ______
	Address Ouse Manor Sharnbrook Bedfordshire MK44 1PG	☐ Tick this box if this address is a ser address for the beneficiary of a Confidentiality Order granted under sectio of the Companies Act 1985 Address ______
	Date of birth 25/11/1952	UK Postcode ____ ___
	Nationality British	Date of birth __/__/____
Particulars of a new Director must be notified on form 288a	**Occupation** Company Director	Nationality ______ Occupation CHIEF EXECUTIVE C Date of change __/__/____ Date John Colbert SCARISBRICK MIEEE ceased to be director (if applicable) __/__/____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** David Lambert TUCKER	Name ____
	Address Weir Cottage Moorhall Road Harefield Uxbridge Middlesex UB9 6PB	☐ Tick this box if this address is a servi address for the beneficiary of a Confidentiality Order granted under section 7 of the Companies Act 1985 Address ____
	Date of birth 28/12/1939	UK Postcode ____ ___
	Nationality British	Date of birth __/__/____
Particulars of a new Director must be notified on form 288a	**Occupation** Chartered Accountant	Nationality ____ Occupation ____ Date of change __/__/____ Date David Lambert TUCKER ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** John William WHYBROW	Name ____
	Address Hill House Clapgate Lane Slinfold Horsham West Sussex RH13 0QU	☐ Tick this box if this address is a se address for the beneficiary of a Confidentiality Order granted under sectio of the Companies Act 1985 Address ____
	Date of birth 11/03/1947	UK Postcode ____ ___
	Nationality British	Date of birth __/__/____
Particulars of a new Director must be notified on form 288a	**Occupation** Company Director	Nationality ____ Occupation ____ Date of change __/__/____ Date John William WHYBROW ceased to be director (if applicable) __/__/____

Company Number - 4187346

Section 3: Share Capital

Issued share capital details

> Please fill in the details of total share capital by class (eg ordinary, preference etc) that has been issued to the company's shareholders

Class of Share	Number of shares issued	Aggregate Nominal Value of issued share
ORDINARY 0 1P	130,858,878 ✓	£130,858 88 ✓
DEFERRED ORDINARY	7,500	£5.025

> Please fill in the total number of issued shares and their total nominal value

Number of shares issued: 130,866,378 ✓

Aggregate Nominal Value of issued share: £130,863.9 ✓

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 26/03/2006

> **REMEMBER**
> *Changes to shareholder particulars or details of shares transferred to be* **completed each year**
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 4187346

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return

> Please fill in details of any persons or corporate bodies that have transferr shares since the last annual return

> Please use Section 4B to give details of any persons or corporate bodies have ceased to be shareholders since the last annual return or, in the cas first return, since the incorporation of the company

> Please copy this page if there is not enough space to enter all the compar current shareholders

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registratio of transfe (If appropria
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 4187346

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return Also, please give the dates that their shares were transferred

> Please copy this page if there is not enough space to enter all the company's former shareholders

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 4187346

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below

> If you want to change the made up date of this annual return, please complete 2 below

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30

Signature [signature] (Director / Secretary)

Date 18 / 04 / 2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below

2. Date of this return

☐ This AR is made up to *26/3/2007*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **26th March 2008** please give the new date here

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Contact Name: B GLADDEN

Telephone number *inc code*: 01223 698168

Address: UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD
CAMBRIDGE

DX number *if applicable*: __ __ __ __ __ __

DX exchange

Postcode: CB4 0WH

CSR plc
Company Number 4187346

Supplementary Schedule: Section 3

List of Present Members Deferred Shares

Name	Address	Holding
Mr David Sandford	c/o Unit 400, Cambridge Science Park, Milton Rd, Cambridge CB4 0WZ	7,500
Total		**7,500**

82-34982

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4187346

Company Name in full CSR plc

RECEIVED 2007 JUL 20 P

	Day	Month	Year
Date of termination of appointment	0 2	0 5	2 0 0 7

as director X as secretary [ ]

Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes

NAME * Style / Title * Honours etc

Forename(s) Glenn

Surname Collinson

Please insert details as previously notified to Companies House

	Day	Month	Year
† Date of Birth	2 3	0 6	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9-5-07

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details
† Directors only
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Brett Gladden, Cambridge Science Park , Unit 400
Milton Road, Cambridge, Cambridgeshire, CB4 OWH,
United Kingdom Tel

DX number DX exchange

THURSDAY
L7YO2PFK
LD5 10/05/2007 428
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Card**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinbur**

82-34982

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 4187346

Company Name in full CSR plc

	Day	Month	Year
Date of termination of appointment	0 2	0 5	2 0 0 7

as director X as secretary [ ] *Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes*

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House

Forename(s) John William

Surname Whybrow

	Day	Month	Year
† Date of Birth	1 1	0 3	1 9 4 7

END

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9/5/07

(** serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details
† Directors only
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Brett Gladden, Cambridge Science Park , Unit 400
Milton Road, Cambridge, Cambridgeshire, CB4 0WH,
United Kingdom Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland